Exhibit 1

Brookfield

Interim Report Q2 2012

	Three Months Ended Jun. 30		Six Months Ended Jun. 30
	2012	2011	2012	2011
OPERATING RESULTS

Total (MILLIONS)
Consolidated results
Revenues	$4,293	$3,963	$8,337	$7,376
Funds from operations	613	829	1,235	1,345
Net income	379	1,428	1,099	1,998
For Brookfield equity
Funds from operations	244	309	527	540
Net income	138	838	554	1,116
Total return	272	840	983	1,267

Per fully diluted share
Funds from operations	$0.34	$0.45	$0.74	$0.78
Net income	0.17	1.26	0.78	1.67
Total return	0.43	1.34	1.56	2.03

Note: See “Use of Non-IFRS Measures” on page 8.

	As At
	Jun. 30 2012	Dec. 31 2011
SHARE VALUES
Per fully diluted share
Intrinsic value of common equity	$41.81	$40.99
Market trading price – NYSE	33.10	27.48

Total (MILLIONS)
Total assets under management	$158,280	$151,720
Consolidated balance sheet assets	97,194	91,030
Intrinsic value of common equity	26,586	26,098
Diluted number of common shares outstanding	657.6	657.2

Q2 2012 INTERIM REPORT  1

THE COMPANY

Brookfield Asset Management is a global alternative asset manager with over $150 billion in assets under management. We have over a 100 year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We offer our clients a range of public and private investment products and services with a goal of delivering superior risk-adjusted returns. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on the NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

CONTENTS
Letter to Shareholders	3
MD&A of Financial Results	8
Internal Control Over Financial Reporting	37
Cautionary Statement Regarding Forward-Looking Statements and information	52
Consolidated Financial Statements	53

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 53.

This Report and additional information, including the Corporation’s Annual Information Form, are available on the Corporation’s website at www.brookfield.com and on SEDAR’s website at www.sedar.com. We make use of non-IFRS measures in this report as disclosed further on page 8.

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LETTER TO SHAREHOLDERS

Overview

Since we last wrote to you, Europe has been engulfed by negative economic news; and stock, currency and interest rate markets have been volatile. During these turbulent times, our operations performed well, and most continue their steady improvement after the economic shocks of 2009.

We generated $244 million of funds from operations and $272 million of total return for common shareholders during the quarter. While the volatility affected our total return compared to prior years, we believe we are setting the base for exceptional long-term net asset value growth, with more opportunistic additions to our businesses than almost any other quarter.

Our clients continue to allocate increasing amounts of their capital to real assets across the world. In this regard, during the quarter we closed on $3 billion of commitments for our funds in marketing. Our existing funds are being invested in many exciting opportunities, and we expect that our private flagship infrastructure fund will be over 75% invested by the end of this year, which would enable us to launch a successor fund.

We have used this unsettled environment to close a number of transactions. Volatility always assists in bringing finality to transactions, and we feel fortunate to have a strong capital position that allows us to act on opportunities which inevitably come our way in times like these. During the quarter this enabled us to acquire a $600 million portfolio of U.S. hydro power facilities, a joint controlling interest in a 3,200 kilometre Brazilian toll road company, a UK utility business, a £518 million portfolio of office properties in London, and over $1.5 billion of office, retail and industrial properties in various transactions across the U.S. and Australia.

Real Assets

Over the past ten years, the investment industry has generally settled on a definition for the term ‘real assets.’ The definition differs from place to place but in general it refers to investments in property, power, infrastructure, timber and natural resources (both commodities and food).

We are fortunate to have been at the forefront of establishing ourselves as a global manager of real assets and with interest rates at historic lows, we believe real assets will continue to be a compelling alternative for institutional clients looking for superior overall returns. As a result, institutions are now on average allocating 5% – 10% of their funds to real assets. We expect that over the next 10 years that most institutions will increase their allocations to 25% – 40%, which means many trillions of dollars of capital allocated to real assets in the coming years.

We believe this trend will be similar to the period decades ago, when institutions shifted allocations from bonds to common stocks. As a result, this will have a dramatic global impact, as it did with equities in the past. Major capital shifts can often crowd out good returns. While there is some risk that this will occur within the real asset space, it is important to note that there is a confluence of events occurring. That is, the supply of assets available for investment is likely to grow dramatically, as governments undertake the major deleveraging that must occur to get their fiscal books in order.

We believe that real assets will become one of the largest groups of assets for most institutional investors over the next 10 years largely because low risk returns of 7% to 15% (depending on strategy) can be earned. This performance compares very favourably to locking in 30-year Treasury bond returns of 2.75%, or dealing with the uncertainty of equities; in particular when looking at the volatility of the markets.

We are one of a handful of global asset managers who have the track record and the operational capabilities to scale up for this transformation as institutions increase allocations. There are always competitors, and there will be more; but we do believe that we possess a great first mover advantage and we intend to continue to capitalize on it.

Q2 2012 INTERIM REPORT  3

Europe

The economic problems in Europe are serious with the situation deteriorating for more than three years. As a result, we are increasingly optimistic that we will continue to be able to partner with companies in Europe seeking cash to replenish their balance sheets and recapitalize their affairs to ride out the current environment.

At times like these, it is easy to conclude that one should pass on an investment. At the peak of any crisis, there are always hundreds of commentators who conclude that the situation is dire and that the end is near. Thankfully, we have been through this many times and therefore try to step back and look at the overall situation before agreeing with the common view.

Furthermore, our business is about being in a strong position from a capital perspective, with knowledge of a sector, and with developed relationships (either from reputation, or personal dealings), to be able to assist those who require capital. From this position, it is sometimes possible to acquire assets with a wide margin of safety at a time when valuations are trading at extremes.

Our objective is to always be on the look-out for investment opportunities within our areas of expertise, where conditions not specific to a business have caused its assets to be offered at a discount to a buyer who can work through short-term challenges. Sometimes these are caused by economic conditions, sometimes they are the result of too much leverage, and often both conditions exist. Currently many European companies face both issues, as sovereign debt and banking problems are placing stress on corporations, many of which, prior to this crisis, had prudent levels of debt.

Our focus to date has been on using our cash to acquire assets from some of these European companies with good assets in other parts of the world. We hope to be able to continue to do this. The next phase will be working with some of these companies to find ways to provide our capital to assist them recapitalize their balance sheets. We believe that valuations in Europe will soon reach a point where the margin of safety is large enough to more than offset the risks we may take.

The largest unknowable risk is redenomination risk (i.e. the risk that you buy a Euro asset which afterward becomes a business earning returns in another lower valued currency). If this occurs, it is possible that investments can be substantially impaired. We have been working on methods of protecting ourselves from this risk, although we believe that there will never be any way to protect entirely against all of these outcomes.

Despite this potential problem, the valuation of assets after the latest round of shocks is almost at the point where, even under the most extreme downside scenarios, returns may still be satisfactory. For this reason, we believe that capital will soon start to flow into the Eurozone, and we hope to be a participant in some of these situations.

U.S. Residential

After looking at results from the businesses we own that are affected by U.S. home sales, we believe that the worst of U.S. housing is behind us and that we are slowly working our way back to normalized sales of single family homes in the U.S. While we don’t by any means expect a snap back to robust sales levels, we do believe that over the next five years sales will build towards 1.5 million annual starts for new homes, from around half of that level today. This is excellent news for the wealth effect in the United States, and will also result in substantial direct and indirect economic activity and job growth, which will be very positive for the U.S. and the global economy.

In addition to our observations, we also base this assessment on a number of facts. There were less than one million housing starts in the United States for the fifth straight year, compared with almost 60 straight years of starts that were above this level. That drop in supply, along with an increase in immigration and rental levels that have become more expensive in most U.S. markets, all add up to a turn in the U.S. residential market, as inventory and foreclosures decline. Said more positively, it is probable that within the next five years there will be significant housing volume and price increases in most markets of the United States.

Lastly, on the theme of real assets, institutional investors, as mentioned before, have the opportunity to acquire commercial properties and infrastructure assets to diversify their investment portfolios in order to earn attractive yields in this low interest rate environment. As a result of size and familiarity, individuals do not often have the same choices. Instead they usually turn for the same reason to residential real estate. This is occurring today – in Hong Kong, London and New York – and it is very possible that if interest rates remain low, this trend will migrate to other residential markets across the U.S. and around the world. This should further bolster residential volumes and pricing over the medium term.

4    BROOKFIELD ASSET MANAGEMENT

Operations

Property

Property operating income was $498 million on a consolidated basis, compared with $421 million in the comparable period last year. We continue to see a stable recovery of office and retail markets across the world, with the exception of Europe, where results continue to deteriorate. Retail sales in our U.S. shopping malls were strong, leading to 24% growth in cash flows in these operations.

In our U.S. office portfolio, we signed a lease with a major financial services firm for 1.2 million square feet in one of our properties in lower Manhattan. This increased our overall office leasing to four million square feet to date this year, well on our way to solid leasing performance in our portfolio. In retail, leasing is strong with occupancies increasing and retailers expanding. This includes European retailers who are now in the U.S. in a greater way seeking growth.

We committed to acquire a £518 million portfolio of office projects in London from a UK property company, an office property in each of Washington, D.C. and Seattle, and the other 50% of two retail malls in the U.S. which we had previously owned with a partner. We also launched a takeover bid for an Australian based commercial property company and agreed to acquire 100% of an 18 million square foot industrial REIT in the United States in one of our Opportunity Funds.

With office vacancies in Canada at 20-year lows, and rental rates at the highest levels ever seen, we announced the start of construction on our second, one million square foot tower at Bay Adelaide Centre, backed by a commitment from a major accounting firm for close to 50% of the space and good prospects for further leasing. Once complete, these buildings will encompass over two million square feet, and be part of one of the largest and most modern office complexes in Canada.

We also opened our new one million square foot premier office property in Perth, a fully leased property which has been renamed Brookfield Place – Perth. This property is among the largest office buildings in Australia and, more importantly, is a testament to our construction and development franchise, as it finished ahead of schedule and under budget, despite being built in one of the most competitive labour and construction markets in the world. We intend to shortly launch construction of the second tower with substantial pre-lease commitments.

We continue to work with the regulatory authorities to finalize the distribution of part of Brookfield Property Partners to you. We expect that we will be in a position to distribute a special dividend representing approximately 10% of Brookfield Property Partners, in the latter half of this year.

Renewable Power

Power revenues were lower than we would like due to reduced water levels, and the sale of our non-contracted power at lower-than-expected prices, as a result of natural gas trading at decade lows. Despite this, operating income generated during the quarter was a respectable $170 million.

We have started construction on a new 45 megawatt, $200 million hydro project in British Columbia which is contracted for 40 years. We are also on schedule and budget with two hydro projects in Brazil totalling 48 megawatts.

We agreed to acquire a portfolio of four hydroelectric facilities, from a major industrial user in Tennessee and North Carolina for $600 million. These power plants are currently being upgraded and with the expansions will generate 378 megawatts of electricity. The facilities are well positioned to serve regional utilities, many of which must retire coal-fired power plants in the near future.

Infrastructure

Infrastructure cash flows were solid and in line with expectations. Cash flows were $283 million during the quarter compared with $255 million last year. The expansion of our Australian railroad over the past two years, with new links built to major mining projects, is now resulting in higher traffic volumes and cash flows, and will ramp up substantially over the next 12 months.

Q2 2012 INTERIM REPORT  5

We refinanced a number of our holdings, including our Australian coal terminal and our U.S. gas transmission network, at attractive long-term rates. We also achieved a major milestone with an investment grade credit rating for Brookfield Infrastructure during the quarter. We expect to utilize this status to issue corporate bonds in the latter half of 2012.

Recently, we acquired a natural gas storage asset in Alberta, committed to acquire, for €230 million, the other 45% of the equity of the tolled ring-road in Santiago that we did not acquire last year, and agreed to acquire OHL Brazil, in conjunction with Abertis, one of the world’s largest toll road operators. OHL Brazil owns 3,200 kilometres of highways in Brazil, and is the largest portfolio of toll roads in South America.

In the UK, we purchased an option to acquire 85% of the shares of a gas connections utility called Inexus. We are applying for competition approvals to merge the company with our existing utility business in the UK, and plan to recapitalize the company with £300 million of capital prior to merging it with our business.

With the vast array of transactions closed, and in our pipeline, we recently issued $500 million of capital from Brookfield Infrastructure Partners, including our pro-rata interest.

Private Equity

Our private equity investments continue to progress in line with our expectations and during the quarter two of our building products companies completed refinancings on attractive terms. Norbord Inc., a producer of oriented strandboard, issued $240 million of three-year 6.25% senior notes, and Western Forest Products Inc., a producer of wood products, completed a C$110 million four-year floating rate loan on very attractive terms.

Our construction business has a long track record of delivering projects on time and on budget, and we continue to expand these operations, with new offices recently established in India and Canada. During the quarter, we secured new contracts for hospital, infrastructure and residential projects, which enabled us to maintain our order book at approximately $10 billion.

We made a number of investments in recent years that were possible because of the downturn in the U.S. housing market. The recovery in residential real estate, albeit slow, combined with operational improvements is having a positive impact on results from these businesses, and we expect them to generate materially higher cash flows over the next few years. During the quarter we increased our position in the distressed debt of another building products company, and expect to earn an attractive return on this investment over the next several years.

The ongoing deleveraging by financial institutions and corporations, including institutions based in Europe, continues to create opportunities to make investments at attractive valuations. We are also reviewing a number of businesses that have been negatively impacted by abnormally low natural gas prices. In addition, for the first time in several years, opportunities in the mining sector are arising as certain commodity prices have weakened and financing for late stage developments has become difficult to obtain.

Interest Rates and Currencies

As you know, we are a global investor in long life real return assets. Accordingly a large proportion of our equity is invested in currencies other than the U.S. dollar and our borrowings tend to be mostly long-term fixed rate financings tied to each asset. As such, changes in currencies and interest rates can have an impact on our financial results.

Roughly 40% of our net equity is invested in the Australian, Brazilian and Canadian currencies. We occasionally lock in exchange rates on these exposures, but typically only a relatively small portion. In the most recent quarter, lower exchange rates reduced our Intrinsic Value by approximately $500 million, although this should be put into perspective, as in the last four years accumulated currency gains of this nature total $1.3 billion, inclusive of the most recent quarterly revaluation. Over the long-term, we continue to believe that our investments in these regions with their favourable demographic and economic profiles will produce strong returns inclusive of currency fluctuations.

We also continue to capitalize on the low interest rate environment by extending maturities and fixing rates at levels not previously experienced in most of our lifetimes. During 2012, we have completed $8 billion of fixed rate financings and continue to use forward contracts to lock in the treasury rate for a portion of our debt issuances over the next three years.

6    BROOKFIELD ASSET MANAGEMENT

And while we know these will be incredibly great long-term decisions, the continued decline in interest rates during the past three months created an unfavourable mark-to-market of approximately $125 million on these hedges, and this amount is included in our quarterly IFRS numbers. It is worth noting that financial contracts such as these are revalued immediately, whereas changes in long-term rates tend to impact valuations of long-term assets on a more gradual basis. As a result, we are quite sure that if rates continue to stay low, multiples of this revaluation number will be included as asset valuation gains in our results in the future.

Summary

We remain committed to our objective of investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, and upside from appreciation potential, while emphasizing downside protection of the capital employed. With interest rates low, real assets continue to offer attractive options for alternative investment portfolios.

The primary objective of the company, as always, is to generate increased cash flows on a per share basis and, as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

J. Bruce Flatt

Chief Executive Officer

August 10, 2012

Q2 2012 INTERIM REPORT  7

CONTENTS OF MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1 – BASIS OF PRESENTATION

This Report makes reference to Total Return, Funds From Operations (“funds from operations” or “FFO”), Net Tangible Asset Value and Intrinsic Value, all on a total and per share basis. Management uses these metrics as key measures to evaluate performance and to determine the net asset value of its businesses. These measures are not generally accepted measures under International Financial Reporting Standards (“IFRS”) and may differ from definitions used by other companies.

Total Return represents the amount by which we increase the intrinsic value of our common equity and is our most important performance metric. Our objective is to earn in excess of a 12% annualized total return on the intrinsic value of our common equity, when measured over the long term. We define Total Return to include funds from operations plus the increase or decrease in the value of our assets over a period of time.

Our intrinsic value has two main components:

•

The net tangible asset value of our equity. This is based on the appraised value of our net tangible assets as reported in our financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Tangible Asset Value and use this basis of presentation throughout the managements’ discussion and analysis; and

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value.

The total of these two components is what we refer to as our Intrinsic Value.

The foregoing does not include our overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in our calculation of Intrinsic Value but may be the most valuable part of our business.

We provide additional information on how we determine Total Return, Funds From Operations, Net Tangible Asset Value and Intrinsic Value in the balance of this document. We provide reconciliations between Common Equity to Net Tangible Asset Value and to Intrinsic Value on page 14, as well as Total Return and Funds from Operations to Comprehensive Income on pages 38, 39, 51 and 52. In addition, the key terminology which we use are fully described on pages 78 to 80 of our December 31, 2011 Annual Report.

8    BROOKFIELD ASSET MANAGEMENT

PART 2 – OVERVIEW

FINANCIAL RESULTS

Despite the recent economic volatility, we recorded good financial results. We generated a Total Return for Brookfield shareholders of $272 million, or $0.43 per share, which brings our Total Return for the first half of 2012 to nearly $1 billion, or $1.56 per share. Total Return includes our share of funds from operations (“FFO”), which was $244 million, and $61 million of valuation gains; less $33 million of preferred share dividends.

FFO totalled $613 million on a consolidated basis, of which $244 million (or $0.34 per share) accrued to Brookfield shareholders, compared to $309 million of FFO for Brookfield shareholders in the same quarter a year ago. FFO reflects improved performance and economic conditions in most of our operations; however these were partially offset by below average generation in our renewable power operations and the unfavourable impact of market volatility on our investment securities. In contrast, the 2011 quarter reflected slightly below average hydroelectric power generation and a $61 million private equity monetization gain, which together accounted for most of the variance in FFO.

Valuation gains include fair value changes recorded in net income and other comprehensive income, as well as changes in incremental values that we record in respect of items not otherwise revalued under IFRS. Net gains during the quarter reflect continued increases in commercial property valuations, but these were largely offset by the impact of declining interest rates on existing contracts to lock in rates on future debt issuance, which despite being a great long-term hedge, is marked to market in our results until the actual loans are refinanced.

The intrinsic value of our common equity was $41.81 per share at June 30, compared to $40.99 at the beginning of the year, $39.31 at the end of the comparable quarter in 2011 and $42.35 at March 31. The decline in the second quarter is due largely to the impact of lower foreign exchange rates on non-U.S. operations that more than offset the total return generated in the quarter.

Consolidated net income was $379 million, of which $138 million (or $0.17 per share) accrued to Brookfield shareholders. Net income includes FFO as well as non-cash revaluation items such as accounting depreciation and changes in the appraised values of commercial properties. This compares to $838 million (or $1.26 per share) in the second quarter of 2011, which was an exceptional quarter in terms of increases in the value of commercial office and retail property asset valuations, particularly in the U.S.

OPERATING HIGHLIGHTS

•	We continued to expand our asset management franchise with both listed and private entities.

We closed on over $3 billion of capital across our private funds during the quarter, of which $2 billion came from third party investors. We are moving forward with capital campaigns on nine private funds seeking a further $4 billion of third party capital. We continue to advance the launch of our global listed property business, which will rank as one of the largest and most diversified public property businesses, and issued approximately $0.5 billion of additional equity from our listed infrastructure entity in July. Our flagship $2.6 billion infrastructure fund is almost fully committed, with a robust pipeline of deals.

•	We raised $12.1 billion of capital since March 31 through asset sales, equity issuance, fund formations and debt financings, totalling $15.7 billion of capital raised year to date.

Low interest rates, receptive credit markets and strong investor interest in our income-generating, high quality assets continued to support our capital raising and refinancing initiatives. These activities enhanced our liquidity, refinanced near-term maturities, lowered our cost of capital, extended terms and funded new investment initiatives.

•

We made significant investments in most of our major operating businesses, expanding the capital deployed by both our listed and private entities. We also completed a number of organic growth initiatives that increased the value of our assets and the associated cash flows.

We acquired or agreed to acquire a number of assets at attractive valuations, all of which we believe to have significant growth potential. Our property business acquired a portfolio of six office buildings and development sites in the City of London for £518 million, expanding our presence in this major global financial centre. Our renewable power unit is investing $600 million in four hydroelectric facilities that add 378 megawatts of generating capacity for customers in the southeastern United States, expanding our portfolio into a high-growth region. Our infrastructure business continues to expand its South American toll road portfolio and has reached an agreement to acquire and recapitalize a utility business in the United Kingdom, which will have an enterprise value in excess of $1 billion.

Q2 2012 INTERIM REPORT  9

We announced the launch of a one million square foot office building in Toronto with a global professional services firm as our lead tenant, opened a fully leased office building in Perth and leased 2.7 million square feet of commercial property at rents substantially higher than the expiring leases. Our U.S. retail business is attracting new tenants, increasing occupancy across the portfolio and are considering plans of 11 anchor pads in malls acquired from a major retailer. Initial rents for new leases in our U.S. mall portfolio increased by 9.6% on a comparable basis from 2011.

In our power business, we began commercial operations at Canada’s largest wind power facility and continue to advance construction on four projects with a further 99 megawatts of installed capacity. Within our infrastructure operations, we have largely completed our $600 million Australian rail expansion, which is now contributing meaningfully to FFO, and have completed the majority of construction on our Texas transmission network. Our Brazilian residential businesses completed R$358 million of launches and contracted sales of R$737 million, a more sustainable velocity than previously experienced. We are seeing a slow but steady recovery in U.S. housing markets, which is benefitting a number of cyclical investments that are tied to U.S. homebuilding activity.

In total, we completed $1.2 billion of acquisitions and capital expansions, and plan to complete another $3.7 billion of acquisitions we have already announced, which will deploy approximately $2.6 billion of equity capital for our operating platforms and our clients.

OPERATING RESULTS

Total Return

FOR THE THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total[3] 2012	Total[3] 2011

Total revenues	$1,005	$830	$302	$500	$1,632	$24	$4,293	$3,963

Funds from operations
Net operating income[4]	108	587	177	275	180	–	1,327	1,309
Investment and other income	–	50	5	8	5	7	75	62

	108	637	182	283	185	7	1,402	1,371
Interest expense	–	269	103	93	58	90	613	559
Operating costs	–	21	–	2	–	96	119	116
Current income taxes	–	2	7	8	22	3	42	21
Non-controlling interests	–	173	46	127	38	–	384	366

Total funds from operations	108	172	26	53	67	(182)	244	309

Valuation gains
Included in IFRS statements[5]
Fair value changes[6]	(11)	241	(80)	(143)	13	(79)	(59)	1,274
Depreciation and amortization	(7)	(29)	(122)	(62)	(64)	(3)	(287)	(231)
Non-controlling interests	–	(39)	13	156	43	(5)	168	(350)
Not included in IFRS statements
Incremental values	75	25	125	25	–	–	250	(75)
Other gains	–	–	–	–	(11)	–	(11)	(61)

Total valuation gains	57	198	(64)	(24)	(19)	(87)	61	557

Preferred share dividends	–	–	–	–	–	(33)	(33)	(26)

Total Return	$165	$370	$(38)	$29	$48	$(302)	$272	$840

– Per share							$0.43	$1.34

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Reconciled to IFRS financial statements on pages 38 and 39
4.	Includes funds from operations from equity accounted investments
5.	Includes items in consolidated statements of operations, comprehensive income and changes in equity
6.	Net of disposition gains reclassified to FFO

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Summary Review of Total Return

The tables below present FFO and valuation gains, which together comprise our total return, on a segmented basis for both the quarter ended and on a year-to-date basis, which facilitates the following summarized review of our operating results:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Funds from Operations		Valuation Gains		Total Return
	2012	2011	2012	2011	2012	2011
Asset management activities	$108	$99	$57	$45	$165	$144

Real asset limited partner and other interests
Property	172	119	198	499	370	618
Renewable power	26	70	(64)	127	(38)	197
Infrastructure	53	56	(24)	39	29	95

	251	245	110	665	361	910

Private equity and investments
Private equity	67	116	(19)	(129)	48	(13)
Investment and other income	7	25	(87)	(24)	(80)	1

	74	141	(106)	(153)	(32)	(12)

Interest and operating costs[1]
Interest	(90)	(85)	—	—	(90)	(85)
Operating costs and taxes	(99)	(91)	—	—	(99)	(91)

	(189)	(176)	—	—	(189)	(176)

Funds from operations	$244	$309

Preferred share dividends			—	—	(33)	(26)

Valuation gains/total return			$61	$557	$272	$840

Per share[2]	$0.34	$0.45	$0.09	$0.89	$0.43	$1.34

1.	Not allocated to specific activities
2.	Net of preferred share dividends

FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Funds from Operations		Valuation Gains		Total Return
	2012	2011	2012	2011	2012	2011
Asset management services	$189	$175	$99	$40	$288	$215

Real asset limited partner and other interests
Property	335	234	579	772	914	1,006
Renewable power	88	126	(5)	174	83	300
Infrastructure	103	106	(9)	20	94	126

	526	466	565	966	1,091	1,432

Private equity and investments
Private equity	85	152	(40)	(109)	45	43
Investment and other income	101	92	(106)	(119)	(5)	(27)

	186	244	(146)	(228)	40	16

Interest and operating costs[1]
Interest	(179)	(170)	—	—	(179)	(170)
Operating costs and taxes	(195)	(175)	—	—	(195)	(175)

	(374)	(345)	—	—	(374)	(345)

Funds from operations	$527	$540

Preferred share dividends			—	—	(62)	(51)

Valuation gains/total return			$518	$778	$983	$1,267

Per share[2]	$0.74	$0.78	$0.82	$1.25	$1.56	$2.03

1.	Not allocated to specific activities
2.	Net of preferred share dividends

Q2 2012 INTERIM REPORT  11

Funds From Operations

FFO increased in almost all areas, but was lower than the comparable quarter due to below average hydrology in our power operations and the recognition of a large monetization gain in our private equity operations during 2011.

•

Asset management activities, which include our construction and property services businesses, contributed $108 million in the second quarter, representing an increase of $9 million or 9% over the comparable period in 2011. The increase related primarily to higher base management fees, which in turn reflects continued expansion of the amount of third party capital under management and the percentage fee earned. We also earned $71 million of accrued performance income from our private funds, although this is mostly deferred for financial statement purposes.

•

The aggregate contribution from our primary real asset businesses (property, renewable power, and infrastructure) increased to $251 million for the second quarter, representing an increase of $6 million (2%) over the 2011 period.

Property operations increased their contribution by $53 million, due to improved leasing and the contribution from newly acquired and developed properties and lower financing costs.

The contribution from our renewable power operations declined by $44 million, mostly because hydroelectric generation was 21% below long-term averages due to abnormally dry conditions in several of our North American regions whereas generation in the second quarter of 2011 was slightly below average. We estimate that FFO would have been $45 million higher in 2012 and $1 million higher in 2011 had long-term average generation been achieved.

Infrastructure FFO was relatively flat as the positive impact of acquisitions and capital expansions on our utility, transport and energy businesses was offset by lower timber sales.

•

Our private equity, investment and other income, which tends to be more variable in nature, contributed $74 million for the second quarter compared to $141 million in the 2011 quarter. Private equity FFO declined by $49 million, however FFO was unchanged on a comparable basis after excluding a $61 million monetization gain recorded in the second quarter of 2011 and an $11 million gain on the partial monetization in our agricultural operations in the current quarter. Investment and other income declined by $18 million as volatility in the capital markets led to a $21 million mark-to-market charge in the second quarter of 2012. Investment and other income was $101 million on a year-to-date basis.

•

Interest and operating costs increased by $13 million over the 2011 quarter. Interest costs increased by $5 million reflecting a higher level of invested capital. Operating costs and taxes increased by $8 million during the second quarter due in part to the expansion of our public securities and investment advisory businesses in the U.S. and the UK.

Valuation Gains

Valuation gains include adjustments to the carrying values of our assets such as changes in appraised values, depreciation and changes in values of financial contracts. The majority of these items are recorded in our financial statements as components of net income or other comprehensive income. We also record “incremental value” adjustments to address changes in values that are not otherwise addressed in our financial statements. These items contributed $61 million to Total Return during the second quarter, bringing valuation gains for the first six months to $518 million. Valuation gains in the second quarter of 2011 totalled $557 million, reflecting the substantial increase in commercial property values during that period, particularly in the U.S. office and retail sectors.

12    BROOKFIELD ASSET MANAGEMENT

The following table allocates valuation gains recorded in our IFRS statements, net of non-controlling interests, ($168 million negative) and changes in incremental values ($250 million positive) to the various categories and operating segments.

THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total

Appraisal changes	$–	$224	$–	$(7)	$28	$–	$245
Interest rate contracts	–	(32)	(33)	(17)	7	(49)	(124)
Capital markets	–	(3)	–	1	(4)	(37)	(43)
Depreciation	(7)	–	–	–	(24)	(3)	(34)
Power sales contracts	–	–	(18)	–	–	–	(18)
Performance fees	70	–	–	–	–	–	70
Other items	(6)	9	(13)	(1)	(15)	2	(24)
Recorded in FFO	–	–	–	–	(11)	–	(11)

	$57	$198	$(64)	$(24)	$(19)	$(87)	$61

•

Increased asset valuations contributed $245 million, with approximately $225 million relating to our commercial office and retail properties. We recorded a $47 million gain on the revaluation of agricultural land in Brazil within our private equity segment, however this was partially offset by reductions related to other assets. The majority of our renewable power and infrastructure assets are revalued only at year-end.

•

The continued decline in interest rates reduced the value of existing contracts that locked in the component of benchmark interest rates for future financings, reducing valuation gains by approximately $124 million.

•

Depreciation and negative fair value changes on long-term power sales agreements recorded in our IFRS results included $118 million and $79 million, respectively, relating to assets that are revalued annually. We have recorded offsetting increases in incremental values in order to defer the impact of these items until the associated assets are revalued at year-end. The resultant amounts for depreciation ($34 million) and power sales contracts ($18 million) relate to short-term power contracts and other depreciable assets.

•	Accumulated performance income attributable to our private funds increased by $70 million, recorded in incremental values.

Q2 2012 INTERIM REPORT  13

Change in Intrinsic Value

The following tables summarize and allocate the changes in the intrinsic value of our common equity during the second quarter and first half of 2012:

THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management Services and Corporate	Total	Per Share

Total return	$370	$(38)	$29	$48	$(137)	$272	$0.43
Foreign currency revaluation	(94)	(162)	(68)	(211)	19	(516)	(0.83)
Class A shares issuances	–	–	–	–	14	14	–
Capital invested (returned)	(69)	34	(13)	45	(84)	(87)	(0.14)

Change in intrinsic value	207	(166)	(52)	(118)	(188)	(317)	(0.54)
Intrinsic value – beginning of period	11,935	7,883	2,647	4,628	(190)	26,903	42.35

Intrinsic value – end of period	$12,142	$7,717	$2,595	$4,510	$(378)	$26,586	$41.81

SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management Services and Corporate	Total	Per Share

Total return	$914	$83	$94	$45	$(153)	$983	$1.56
Foreign currency revaluation	(22)	(68)	(45)	(143)	29	(249)	(0.48)
Class A shares repurchased net of issuance	–	–	–	–	(78)	(78)	0.01
Capital invested (returned)	141	(275)	(54)	78	(58)	(168)	(0.27)

Change in intrinsic value	1,033	(260)	(5)	(20)	(260)	488	0.82
Intrinsic value – beginning of period	11,109	7,977	2,600	4,530	(118)	26,098	40.99

Intrinsic value – end of period	$12,142	$7,717	$2,595	$4,510	$(378)	$26,586	$41.81

The intrinsic value of our common equity declined by $317 million during the quarter, bringing the year-to-date increase to $488 million. Lower foreign currency rates reduced the values of our invested capital by $516 million representing 4% of non-U.S. invested capital during the quarter, or $249 million (2%) on a six-month basis. We also distributed $87 million of dividends on common equity during the quarter ($168 million year-to-date).

The following table reconciles common equity per our IFRS financial statements to Net Tangible Asset Value and Intrinsic Value:

	2012		2011
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$16,923	$27.12	$16,743	$26.77
Add back deferred income taxes[1]	2,188	3.33	2,255	3.42
Incremental values	3,225	4.90	2,850	4.33

Net tangible asset value	22,336	35.35	21,848	34.52
Asset management franchise value	4,250	6.46	4,250	6.47

Total intrinsic value	$26,586	$41.81	$26,098	$40.99

1.	Net of non-controlling interests

Incremental values increased by $375 million ($250 million in the second quarter) to $3.2 billion, while the value attributed to our asset management franchise was unchanged at $4.25 billion. We describe how we determine this franchise amount in our 2011 Annual Report.

14    BROOKFIELD ASSET MANAGEMENT

FINANCIAL POSITION

The following table presents Assets Under Management (“AUM”), Consolidated Assets and Invested Capital at June 30, 2012 and at the end of 2011 for comparative purposes. Invested Capital represents the capital that we have invested in our various activities on a deconsolidated basis, consistent with the Deconsolidated Capitalization presented in the table on page 26. Summarized balance sheets by segment are presented on page 41.

	Assets Under Management[1]		Consolidated Assets[2]		Invested Capital[3]
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011

Operating platforms
Property
Office	$35,043	$32,848	$27,759	$26,478	$5,729	$5,493
Retail	38,517	33,160	8,000	7,444	5,253	4,625
Opportunity, finance and development	13,990	16,571	8,127	6,219	1,160	991

	87,550	82,579	43,886	40,141	12,142	11,109
Renewable power	17,899	17,758	17,021	16,614	7,717	7,977
Infrastructure	20,387	19,258	15,192	13,532	2,595	2,600
Private equity	25,930	25,343	13,528	13,035	4,510	4,530
Services activities	2,971	3,326	2,946	2,946	2,426	2,274
Cash and financial assets	2,022	1,975	2,044	1,975	1,459	1,461
Other assets[2]	1,521	1,481	831	669	831	669
Asset management franchise value	n/a	n/a	n/a	n/a	4,250	4,250

	$158,280	$151,720	$95,448	$88,912	$35,930	$34,870

1.	Excludes incremental values, asset management franchise value and deferred tax assets
2.	Excludes $1,746 million (December 31, 2011 – $2,110 million) of deferred tax assets
3.	Includes incremental values not otherwise included in IFRS and asset management franchise value, and excludes deferred tax balances

AUM increased by $6.6 billion during the first half of 2012 to $158.3 billion at June 30th. Property assets accounted for $5 billion of the increase, which included an additional $2.2 billion of office assets due to acquisitions, development, and valuation increases; a $5.4 billion increase in the carrying value of retail assets; and a $2.6 billion decrease in opportunity, finance and development assets. The decrease reflects a lower level of public securities managed by us following the wind-up of a joint venture, offset by acquisitions within our opportunity and finance operations. We also added $1.1 billion of assets to our infrastructure operations through acquisition and capital expansion activities.

Consolidated assets, excluding deferred taxes, increased by $6.5 billion during the first six months to $95.4 billion at quarter end. Property assets increased by $3.7 billion and infrastructure assets by $1.7 billion, in each case due to acquisitions, developments and improved valuations.

Invested capital increased by $1.1 billion to $35.9 billion. The increase reflects the capital invested by us into acquisitions and developments after taking into consideration non-recourse debt and equity interests of other investors, as well as our share of valuation gains and foreign currency revaluations. The increase occurred almost entirely within our property operations and relates to total return achieved over the first six months.

We completed acquisitions and capital expansions totalling $3.8 billion in the first seven months of 2012, including $2.9 billion of acquisitions and $0.9 billion of capital expansions. Net equity deployed was $2.8 billion, of which $1.1 billion was funded by private fund clients and the balance funded primarily by our operating platforms.

The increase in consolidated assets was funded primarily with an increase in borrowings, working capital liabilities and non-controlling interests of $4.7 billion, $0.7 billion and $1.2 billion, respectively. The borrowings included $0.7 billion at the corporate level and the remaining $4.0 billion was non-recourse subsidiary and asset specific borrowings. The increase in invested, or deconsolidated, capital of $1.1 billion during the first half of 2012 reflects the $0.5 billion increase in intrinsic value discussed on page 14, the issuance of $0.3 billion of preferred equity and a $0.3 billion increase in liabilities. We review our capitalization in Part 4.

Q2 2012 INTERIM REPORT  15

PART 3 — REVIEW OF OPERATIONS

ASSET MANAGEMENT SERVICES

Asset management and other services contributed a total return of $165 million (2011 – $144 million), which includes funds from operations of $108 million (2011 – $99 million) and valuation gains of $57 million (2011 – $45 million). The valuation gains in the current quarter reflect the increase in accumulated carried interests that have not yet been recorded in the net income.

	Total		Net[1]
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Base management fees[2]	$79	$67	$54	$47
Incentive distributions[2]	3	–	3	–
Performance income	88	138	71	95
Investment banking and transaction fees[2]	10	10	10	10

	180	215	138	152
Less: deferred recognition of performance income[3]	(87)	(138)	(70)	(95)

Asset management revenues[2]	$93	$77	68	57

Construction and property services, net of direct expenses			40	42

Funds from operations			108	99
Valuation gains			57	45

Total return			$165	$144

1.	Excludes fees earned in respect of Brookfield capital
2.	Revenues
3.	Performance income that is deferred into future periods for IFRS purposes until clawback provisions expire

Asset management revenues attributed to client capital, including deferred performance income, totalled $138 million compared to $152 million in 2011. Base management fees on client capital increased by 15% to $54 million, and are tracking at approximately $225 million on an annualized basis ($345 million on a total basis). A significant proportion of this increase is attributable to the expansion of funds within our real estate platform and the continued growth of our listed and unlisted infrastructure funds.

Our share of performance income during the quarter totalled $71 million; however, $70 million of this is deferred for financial statement purposes until any clawback or redetermination period has expired. We include the deferred amount in valuation gains as an incremental value, along with the increase in any associated costs. The total amount of accumulated performance returns and carried interest to date now stands at $547 million, prior to accumulated associated accrued expenses of $47 million. We recorded $3 million of incentive distributions, which now represent $16 million on an annualized basis, from our listed infrastructure entity reflecting our participation in the increased distribution to unit holders.

Construction and property services provided funds from operations after direct expenses of $40 million, compared to $42 million in 2011. Construction FFO was $32 million, consistent with the $31 million recorded in the 2011 quarter. The construction margin for the quarter was 9.3% in line with the margin in 2011. Our construction work in hand totals $4.8 billion of projected contracted revenues for projects to be completed over the next two years compared to $5.4 billion at the beginning of the year and represents approximately 2.6 years of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth. The following table summarizes the work-in-hand:

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Australasia	$3,418	$3,091
Middle East	444	533
United Kingdom	939	1,780
Canada	7	–

	$4,808	$5,404

16    BROOKFIELD ASSET MANAGEMENT

The following table summarizes the capital managed for clients and co-investors:

	Jun. 30, 2012
	Fee Bearing			Other
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Private Funds	Listed Issuers	Public Securities	Listed Entities	Total		Dec. 31, 2011

Property	$8,720	$2,211	$1,247	$5,624		$17,802		$19,683
Renewable power	587	2,862	–	–		3,449		2,456
Infrastructure	5,528	4,697	1,035	–		11,260		10,561
Private equity	2,742	–	12,083	2,651		17,476		17,693

June 30, 2012	$17,577	$9,770	$14,365	$8,275		$49,987	$	n/a

March 31, 2012	$15,880	$8,868	$14,295	$8,341		$47,384	$	n/a

December 31, 2011	$15,689	$7,385	$19,833	$7,486	$	n/a		$50,393

Private fund and listed issuer capital increased by $2.6 billion during the quarter, while public securities mandates increased by $0.1 billion. As a result, total third party capital under management increased to $50.0 billion from $47.4 billion in the previous quarter.

The $17.6 billion of capital for private funds consists of invested capital of $10.8 billion and uninvested capital of $6.8 billion. We called $0.2 billion of client fund capital during the quarter and secured $2.0 billion of new commitments to private funds with the result that uninvested capital increased by $1.8 billion to $6.8 billion. This “dry powder” includes $3.0 billion for property investment strategies, $1.9 billion committed to infrastructure and timber strategies, $1.9 billion for private equity and lending and is available for an average term of two years. The associated funds have an average remaining term of nine years.

Listed issuer capital increased by $0.9 billion to $9.8 billion, mainly due to value appreciation in the public floats of our three major listed entities: Brookfield Infrastructure Partners, Brookfield Renewable Energy Partners and Brookfield Office Properties Canada. We filed our disclosure documents for our proposed property entity, named Brookfield Property Partners, and hope to complete the distribution of equity in the new entity to our shareholders during the latter half of this year. In July 2012, our listed infrastructure operations issued approximately $500 million of limited partnership units, further increasing our fee bearing capital under management and our incentive distributions.

We remain active in raising new funds and are currently seeking approximately $4 billion of additional third party capital for nine funds that we hope to close over the balance of 2012 and 2013. This capital, together with the formation of Brookfield Property Partners and continued expansion of our other listed entities, would enable us to continue to increase our fee bearing capital and the associated base management fees and performance income.

PROPERTY OPERATIONS

Our property segment includes our office and retail operations as well as our opportunistic investments, real estate finance and commercial property development activities, as set forth in the following table:

	Net Tangible Asset Value		Funds from Operation		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Jun. 30 2012	Dec. 31 2011	2012	2011	2012	2011	2012	2011
Office properties	$5,729	$5,493	$75	$44	$(28)	$357	$47	$401
Retail properties	5,253	4,625	70	45	195	149	265	194
Opportunity, finance, and development	1,160	991	27	30	31	(7)	58	23

	$12,142	$11,109	$172	$119	$198	$499	$370	$618

Office Properties: Office properties contributed $75 million in FFO during the second quarter. FFO during the 2011 period was $44 million.

Q2 2012 INTERIM REPORT  17

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Existing Properties		U.S. Office Fund		Acquired, Developed and Sold		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Net operating income
United States	$104	$101	$89	$–	$25	$7	$218	$108
Canada	66	65	–	–	5	–	71	65
Australasia	69	69	–	–	17	10	86	79
United Kingdom	8	8	–	–	–	–	8	8

	247	243	89	–	47	17	383	260
Currency variance	–	7	–	–	–	–	–	7

	247	250	89	–	47	17	383	267
Equity accounted investments[1]	9	11	10	37	3	13	22	61

Net operating income	256	261	99	37	50	30	405	328
Investment income	9	9	1	–	1	3	11	12
Interest expense	(144)	(156)	(38)	–	(14)	(7)	(196)	(163)
Operating costs	(21)	(22)	–	–	–	–	(21)	(22)
Non-controlling interests	(70)	(72)	(35)	(19)	(19)	(20)	(124)	(111)

Funds from operations	$30	$20	$27	$18	$18	$6	$75	$44

1.	Represents pro rata interest in funds from operations recorded by equity accounted investees

Net operating income from existing properties increased by 2% over prior year, prior to changes in foreign exchange rates. Interest expense associated with these properties decreased by $12 million due to lower coupons on refinanced mortgages. As a result, FFO from existing properties increased by $10 million to $30 million.

We reorganized, and increased our ownership interest in our U.S. Office Fund during 2011 to 84%, with the result that these operations are fully consolidated in the 2012 quarter, having been equity accounted during the 2011 quarter. This resulted in the consolidation of net operating income from properties and equity accounted income from certain joint venture interests held within the fund. We benefitted from $13 million of lease termination income within our U.S. Office Fund, increasing FFO by $9 million to $27 million for the quarter after reflecting minority interest share in the increase.

FFO from properties acquired, developed and sold during the past 12 months increased by $12 million. During the quarter we acquired two properties for a total investment of $316 million and sold a property in Brisbane for total proceeds of $197 million. We also completed the development of our one million square foot office property in Perth, which is now positively contributing to FFO.

Valuations declined overall by $28 million during the quarter as increased property valuations were more than offset by the impact of the continued decline in interest rates on financial contracts put in place to lock in low rates for future financings. Valuation gains were recorded on properties located in Canada, primarily due to a 20 basis-point compression of discount rates and a terminal capitalization rate compression of 10 basis points, as a result of market transaction activity. We did not record any meaningful valuation gains in the U.S. and values in Australia increased from increased market rents and an improved leasing conditions. The 2011 quarter were exceptionally strong for office property valuations.

Assets under management and consolidated assets increased by $2.2 billion and $1.3 billion, respectively, due to the acquisition of two assets and the reclassification of our Perth development project from development into office properties upon obtaining practical completion in the second quarter of 2012. The net tangible value of our invested capital increased by $236 million reflecting total return and acquisitions, offset by currency revaluation.

We refinanced approximately $1.3 billion of property and corporate debt on a year-to-date basis, extending term by three years and lowering the average interest coupon by 1.66%. In-place financings within the office business have an average interest rate and term of 5.32% and 4.1 years respectively, compared to 5.72% and 4.5 years, respectively, at December 31, 2011. Only 5% of the total borrowings, approximately $760 million, mature during the balance of 2012.

18    BROOKFIELD ASSET MANAGEMENT

Leasing performance continues to be very strong with 3.8 million square feet of new leases signed to date in 2012. This included a 1.2 million square foot lease with Morgan Stanley for One New York Plaza that was announced in April 2012. The new leases include 2.0 million square feet of renewals and 1.8 million square feet of new leasing, which led to a reduction in our 2013-2017 rollover exposure by 100 basis points, and increased our current occupancy to 93.5% from 93.3% at year-end. The new lease rates were higher than the expiring rents and increased our average in-place net rents to $29.71 per square foot from $28.31 per square foot at year-end on constant currency terms. We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This amount represents the amount of cash generated from leases in a given period.

					Expiring Leases (000’s sq. ft.)
AS AT JUN.30, 2012	% Leased	Average Term	Net Rental Area	Currently Available	2012	2013	2014	2015	2016	2017	2018 & Beyond
North America
United States	91.3%	6.7	44,973	3,915	1,616	5,680	3,381	2,908	2,213	2,437	22,823
Canada	97.0%	8.6	16,805	508	246	1,751	375	1,627	1,763	629	9,906
Australasia	97.2%	6.4	10,585	293	175	637	833	1,139	1,017	1,054	5,437
Europe	100.0%	10.0	556	—	—	—	262	—	—	—	294

Total/Average	93.5%	7.1	72,919	4,716	2,037	8,068	4,851	5,674	4,993	4,120	38,460

Percentage of total			100.0%	6.5%	2.8%	11.1%	6.7%	7.8%	6.8%	5.7%	52.6%

As at December 31, 2011				6.7%	5.3%	11.5%	6.6%	9.4%	6.9%	4.8%	48.8%

We have an attractive pipeline of development projects and continue to see a high volume of transaction activity that should enable us to monetize existing assets and redeploy capital into high quality properties that provide the opportunity to achieve greater returns over the long term.

In addition to the properties acquired during the quarter, we recently reached agreement to purchase six office properties and development projects in London UK for £518 million, which will significantly increase our presence and operating capabilities in this important global market.

Retail Properties: Retail properties generated a total return of $265 million for the quarter, consisting of $70 million of FFO and $195 million of valuations gains. The largest component of FFO, $60 million, represents our share of the FFO produced by General Growth Properties (“GGP”) on an IFRS basis. FFO from GGP for the comparable three month period in 2011 was $49 million at our ownership level.

GGP’s core FFO on a U.S. GAAP basis increased by 24.1% compared to 2011, with an increase in core NOI for the regional mall portfolio of 6.0%. The increase reflected continued improvement in tenant sales, which increased by 9.0% to $533 per square foot on a trailing 12-month basis. Initial rents for leases commencing occupancy in 2012 increased by 9.6% compared to the rental rate for expiring leases on a suite-to-suite basis. The leased percentage for the regional mall portfolio was 94.3% at quarter end, up 110 basis points from June 30, 2011.

Valuation gains of $195 million were primarily driven by an increase in contractual cash flows and a decrease in discount rates and terminal capitalization rates within our higher performing assets. This was, in turn, driven by the improved outlook for high quality retail properties and the continued strength in operating performance as demonstrated by GGP’s quarterly results and growth in tenant sales per square foot.

GGP completed $3.1 billion in financings during the second quarter of 2012. The new mortgages have a weighted average interest rate and term of 4.20% and 9 years, respectively, as compared to a previous rate of 5.24% and a remaining term to maturity of 3.9 years.

GGP continues to actively manage its portfolio and, since year-end, acquired whole or partial interests in 15 anchor pads comprising 2.3 million square feet for approximately $0.3 billion. This included 11 pads comprising 1.8 million square feet that are currently occupied by Sears. The company also acquired the remaining 49% interest in two partially owned malls and sold its entire interest in three properties comprising 1.2 million square feet.

Directly held retail properties are primarily those owned within our Australian operations and our Brazil retail fund. FFO from these operations and our 36% ownership of Rouse Properties was $10 million during the quarter.

Q2 2012 INTERIM REPORT  19

Assets under management increased to $38.5 billion from $33.2 billion, primarily due to increased value attributable to GGP’s regional mall portfolio in addition to the acquisition of new properties. Consolidated assets, which reflect our interest in GGP on an equity accounted basis, and net invested capital each increased during the first six months, by approximately $0.6 billion to $8.0 billion and $5.3 billion, respectively, due to valuation gains and earnings.

The following table presents the leasing profile of our retail operations:

					Expiring Leases (000’s sq. ft.)
AS AT JUN. 30, 2012	% Leased	Average Term	Net Rental Area	Currently Available	2012	2013	2014	2015	2016	2017	2018 & Beyond

United States[1]	92.9%	6.0	61,768	4,393	2,169	5,969	6,312	5,758	5,790	6,058	25,319
Australasia	98.6%	6.9	2,665	36	21	23	31	122	729	345	1,358
Brazil	94.9%	7.0	2,796	142	539	351	298	473	299	100	594

Total/Average	93.2%	6.0	67,229	4,571	2,729	6,343	6,641	6,353	6,818	6,503	27,271

Percentage of total			100.0%	6.8%	4.1%	9.4%	9.9%	9.4%	10.1%	9.7%	40.6%

As at December 31, 2011				6.5%	10.7%	9.9%	9.5%	8.7%	9.8%	8.2%	36.7%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements

Opportunistic, Finance and Development Activities: Total return from these activities was $58 million. FFO excluding disposition gains increased from $16 million to $27 million due to the contribution from acquisitions. The 2011 results included disposition gains of $14 million in our real estate finance funds. These gains were previously recorded as unrealized valuation gains in prior periods and therefore reduce accumulated valuation gains upon recognition.

	Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011
Opportunity	$18	$5	$9	$–	$27	$5
Finance	9	11	22	7	31	18
Disposition gains	–	14	–	(14)	–	–
Development	–	–	–	–	–	–

	$27	$30	$31	$(7)	$58	$23

We completed several acquisitions of property assets within our opportunity strategies through direct acquisitions and through foreclosure, including the April acquisition of the Atlantis Hotel & Casino in the Bahamas whereby one of our real estate finance funds exchanged approximately $175 million of junior debt for a 100% equity interest in this world class resort. The total investment was approximately $200 million, after injecting an additional $25 million of capital, on behalf of ourselves and our clients, and our share was approximately $70 million.

Assets under management in our opportunity, finance and development business decreased by $2.6 billion to $14.0 billion reflecting the wind-up in the first quarter of 2012 of a joint venture within our public securities operations through which we previously managed several large portfolios of real estate related securities. Consolidated assets increased by $1.9 billion, reflecting net acquisitions, particularly the Atlantis restructuring, while net invested capital increased from $1.0 billion to $1.2 billion reflecting our share of the equity capital committed to acquisitions, less distributions and completion of developments. Development activities were largely funded with construction financing.

We reached practical completion of our one million square foot office project in Perth and reclassified the property to office properties in the second quarter of 2012. In addition, we announced the launch of Bay Adelaide East, a one million square feet office property in Toronto during the second quarter of 2012. In total, we are focused on five development projects totalling approximately nine million square feet that could add more than $7 billion in assets and are pursuing major development projects in New York, London, and Sydney.

20    BROOKFIELD ASSET MANAGEMENT

RENEWABLE POWER OPERATIONS

Our renewable power operations generated $26 million of FFO during the quarter compared to $70 million in 2011. The impact of lower generation on existing facilities decreased FFO by $41 million, which was partially offset by a $7 million contribution from new facilities. Lower realized prices contributed $8 million to the overall decline. Generation levels across the portfolio decreased by 18% on a same store basis and were 19% below long-term averages.

We estimate that net operating income would have been $253 million in the current quarter and $236 million in 2011 if generation was at long-term average, resulting in proforma FFO of $71 million for the second quarter of 2012, and $71 million for the 2011 quarter.

The following table provides further detail on the results from our hydroelectric operations during the quarter:

	2012				2011
				Net				Net
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Revenues	Operating Costs	Operating Income	Production (GWh)	Revenues	Operating Costs	Operating Income
United States	1,619	$98	$44	$54	2,193	$145	$43	$102
Canada	957	52	20	32	1,244	76	21	55
Brazil	811	80	25	55	778	83	25	58

Total	3,387	$230	$89	$141	4,215	$304	$89	$215

Per Megawatt hour (MWh)		$68	$26	$42		$72	$21	$51

Hydroelectric revenues decreased compared to the prior year primarily due to lower generation as well as lower spot and short-term market prices, particularly in the northeastern United States and in Quebec, where we sell most of our power on a short-term basis. The average realized price declined 6% to $68 per megawatt hour due to the lower prices as well as the reduction in the proportion of power generated that is subject to higher priced contracts.

Generation in Brazil increased from the contribution of a new hydroelectric asset which was acquired in 2011 although the impact on revenues was offset by lower currency exchange rates. Operating costs remained constant in aggregate as the expansion of our operating base was offset by lower currency exchange rates on Brazilian and Canadian operations. These costs are largely fixed costs and accordingly increased on a per megawatt basis due to the decrease in generation.

Our wind facilities contributed $32 million of NOI compared to $12 million in the prior year as a result of the contributions from recently acquired facilities in California and New England, and from our eastern Canadian facility completed in the fourth quarter of 2011. After taking into account interest expenses for associated project debt and interests of other investors, FFO from these facilities was $11 million, compared to $6 million in 2011.

The following table presents our generation results:

					Variance of Results
	Actual Production		Long-Term Average		Actual vs. Long-term Average		Actual vs. Prior Year
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS)	2012	2011	2012	2011	2012	2011	2012

Hydroelectric generation
United States	1,619	2,193	2,075	2,004	(456)	189	(574)
Canada	957	1,244	1,407	1,443	(450)	(199)	(287)
Brazil	811	778	811	778	–	–	33

Total hydroelectric operations	3,387	4,215	4,293	4,225	(906)	(10)	(828)
Wind energy	467	151	602	160	(135)	(9)	316
Co-generation	218	116	103	222	115	(106)	102

Total generation	4,072	4,482	4,998	4,607	(926)	(125)	(410)

% Variance					(19)%	(3)%	(9)%

Q2 2012 INTERIM REPORT  21

The decrease in generation from existing facilities compared to the prior year was partially offset by the contribution from additional hydro facilities in Brazil and California and wind facilities in Ontario, California and New Hampshire, which generated 404 gigawatt hours during the quarter.

Our power facilities are revalued on an annual basis, and therefore in-year valuation gains are typically limited to ancillary items such as financial contracts and development initiatives. We recorded $64 million of valuation losses during the quarter, of which $18 million relates to a decrease in the value of shorter-term contracts to sell energy and $33 million relates to the impact of the continued decline in interest rates on the value of financial contracts put in place to secure lower rates on future anticipated financings. We commenced construction on our hydroelectric project in British Columbia and recognized a $34 million valuation gain in our IFRS Financial Statements. This amount was previously recognized within incremental values and accordingly we reversed the corresponding amount in incremental values.

Assets under management and consolidated assets increased by $0.1 billion and $0.4 billion respectively, representing the acquisition and development of new generating facilities by us and our institutional partners offset by a lower currency exchange rate on our Brazilian assets. Net tangible asset value decreased by $0.3 billion since year-end, primarily as a result of the sale of 13 million units of our listed renewable power entity in the first quarter of 2012.

We have 87% of our expected generation under contract for the balance of 2012, and approximately 72% under long-term contracts with an average term of 14.7 years. This significantly reduces our exposure to short-term or spot pricing, which continues to be at low levels. Over the longer term, we expect that renewable energy, such as the hydroelectric and wind power we produce, will continue to command a premium in the market and lead to extended increases in realized prices and funds from operations.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

	Balance of	Years Ended December 31
	2012	2013	2014	2015	2016
Generation (GWh)
Contracted
Power sales agreements
Hydro	4,914	10,139	9,660	9,082	8,870
Wind	988	2,104	2,104	2,104	2,104
Gas and other	201	398	133	–	–

	6,103	12,641	11,897	11,186	10,974
Financial contracts	1,241	1,782	1,620	–	–

Total contracted	7,344	14,423	13,517	11,186	10,974
Uncontracted	1,096	3,751	4,483	6,728	6,940

Long-term average generation	8,440	18,174	18,000	17,914	17,914

Contracted generation – As at June 30, 2012 % of total generation	87%	79%	75%	62%	61%
Price (per MWh)	$79	$83	$83	$91	$92

We announced an agreement to acquire, with our institutional partners, a portfolio of four hydroelectric generating stations located in Tennessee and North Carolina that are expected to provide 378 megawatts of installed capacity and annual generation of 1.4 million megawatt hours. We also acquired a 6 megawatt hydroelectric facility in Brazil. We advanced construction on four hydroelectric projects with 99 megawatts of installed capacity and an estimated project cost of approximately $400 million.

We expect to benefit in future years from the development and acquisition of additional hydroelectric and wind facilities. In that regard we have a number of attractive growth opportunities which we believe will lead to cash flow growth in 2012 and future years. We also have a further development pipeline of 2,000 megawatts of installed capacity and are also actively pursuing a number of acquisition opportunities.

22    BROOKFIELD ASSET MANAGEMENT

INFRASTRUCTURE OPERATIONS

FFO generated by our infrastructure operations was $53 million in 2012 compared to $56 million in the prior year. The contribution from newly acquired assets and capital expansion projects, including a toll road business in Chile, a distribution business in Colombia, our Alberta based natural gas storage facility, and our Australian rail expansion, was offset by a $9 million reduction in the contribution from our timber operations.

	Net Tangible Asset Value		Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Jun. 30	Dec. 31
	2012	2011	2012	2011	2012	2011	2012	2011
Utilities	$862	$798	$30	$28	$(4)	$41	$26	$69
Transport and Energy	895	812	15	12	(11)	(1)	4	11
Timber	970	983	10	19	(4)	(1)	6	18
Unallocated	(132)	7	(2)	(3)	(5)	–	(7)	(3)

	$2,595	$2,600	$53	$56	$(24)	$39	$29	$95

Assets under management and consolidated assets in our infrastructure segment increased by $1.1 billion and $1.7 billion, respectively, representing acquisitions and development activity. Much of the investment was funded with capital from institutional clients and project financing, with the result that our net tangible asset value was relatively unchanged at $2.6 billion.

Our utility business FFO increased by $2 million, reflecting the stable growth profile and investment in capital expansion projects in addition to the contribution from our Colombian distribution business. Net operating and other income within this segment increased by $37 million to $156 million, due to the completion of capital expansion projects in our transmission business, although much of this increase was offset by associated interest expense and minority interests, which increased by $7 million and $23 million, respectively.

FFO from our Transport and Energy segment increased by $3 million due to impact of an expansion project and a favourable grain harvest on our rail operations in Australia. The contribution from the rail expansion should increase in magnitude over the balance of 2012 with almost the entire expected increase in place for 2013. Net operating income increased by $14 million, interest expense was relatively unchanged, and FFO attributable to non-controlling interest increased by $12 million.

Timber FFO declined by $9 million. The recent slowdown in residential construction activity in China and Korea resulted in lower shipments and prices, to which we responded by shifting our harvest mix and levels. This was partially offset by increased North American sales. As a result net operating and other income decreased by $24 million reflecting lower prices and a change in mix. Interest expense was unchanged, while $16 million of the decline in net operating income was attributable to our co-investors in the business.

In July, our listed infrastructure entity completed the issuance of 15.6 million limited partnership units for approximately $500 million, of which $370 million was from our partners. The proceeds of the issuance will be used to acquire, together with our institutional investors, the remaining 45% of our Chilean toll road network, increasing our ownership to 100%, a 60% interest in toll road concession in Brazil; and an approximate 85% interest in a UK regulated distribution utility that is complementary to an existing business that we own. We have completed approximately 80% of our $600 million Australian rail expansion project, which is now contributing to FFO. We anticipate the expansion project will generate an additional $85 million of net operating income on an annualized basis upon completion.

Our capital expansion pipeline remains strong, with $2.1 billion of projects in total. Our share of the net equity contribution is estimated to be approximately $100 million, of which approximately 60% has been invested to date, and is being funded by our listed infrastructure entity.

We are currently exploring strategic alternatives to divest certain of our timber and non-core assets. We believe there may be opportunities to monetize these assets and reinvest capital in assets that offer superior returns. Our primary focus for the balance of the year is to close these strategic initiatives and integrate these businesses into our operating platforms and we continue to work hard to increase the profitability of our operating companies and develop attractive organic growth opportunities.

Q2 2012 INTERIM REPORT  23

PRIVATE EQUITY ACTIVITIES

This segment includes our special situations, residential and agricultural development operations.

	Net Tangible Asset Value		Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Jun. 30	Dec. 31
	2012	2011	2012	2011	2012	2011	2012	2011
Special situations	$1,526	$1,522	$44	$36	$(34)	$(84)	$10	$(48)
Disposition gains	–	–	–	61	–	(61)	–	–
Residential development	2,511	2,580	9	15	(23)	(3)	(14)	12
Agricultural development	473	428	3	4	49	19	52	23
Disposition gains	–	–	11	–	(11)	–	–	–

	$4,510	$4,530	$67	$116	$(19)	$(129)	$48	$(13)

Assets under management and consolidated assets increased by $0.6 billion and $0.5 billion, respectively, while net tangible asset value remained constant at $4.5 billion.

Our special situations operations recorded higher levels of FFO from our wood products and energy services businesses reflecting increased volumes and improved pricing, offset in part by higher input and operating costs. This reflects continued strength in prices and increased levels of housing activity in the United States. We recorded a $61 million disposition gain on the partial monetization of a private equity investment in 2011. We are pursuing several monetization strategies which, if successful, will generate meaningful disposition gains over the next twelve months.

FFO from our residential development operations was $9 million in the quarter, compared to $15 million in the 2011 quarter. Revenues from our Brazilian business declined by US$247 million as a number of closings were deferred into the third and fourth quarters, with the result that revenues from deliveries declined by US$138 million in total. Projects delivered during the quarter totalled R$212 million of sales revenue compared to R$393 million in the 2011 quarter. These levels are well below annual deliveries and contracted sales due largely to construction and permitting delays.

Our North American residential operations FFO increased by $1 million to $14 million for the quarter. EBITDA increased by $19 million to $41 million on improved margins and bulk land sales. The increase in net operating income was partially offset by a $13 million increase in current income taxes reflecting higher levels of taxable income in our Canadian operations. Overall gross margin was 29% compared to 21% last year. Net new home orders were 617 for the quarter compared to 475 last year and backlog at the end of the quarter totalled 1,131 units with a sales value of $443 million, compared to 733 units with a sales value of $304 million in June 2011.

Our Brazil agribusiness contributed $14 million to FFO during the quarter, which included an $11 million gain on the partial disposition of agricultural land. The gain had been recorded as a valuation gain in equity in prior periods and is accordingly removed from unrealized gains in the current period. We continue to expand this business and have invested or committed to invest in six properties containing approximately 86,000 acres at a total cost of $90.5 million over the past three months.

The valuation losses during the quarter from our special situations portfolio primarily reflect the depreciation of operating assets. Residential valuation changes include selling expenses incurred to launch projects in our Brazilian business for which the offsetting revenue will be recorded when the project is delivered, which typically occurs two-to-three years subsequent to launch. These costs are reclassified to FFO when the project is delivered. Valuation gains within our agricultural operations increased reflecting increased asset appraisals. We typically do not revalue these assets or investments under IFRS, although we are pursuing several monetization strategies that we believe have the potential to produce meaningful disposition gains.

24    BROOKFIELD ASSET MANAGEMENT

A significant portion of the capital in this segment produces cash flows that are closely correlated with the U.S. homebuilding cycle and as a result are producing results that are significantly below normalized levels. In our U.S. residential business we are seeing a much higher level of traffic and activity in our communities which has translated into higher sales. With the lag that exists between customer sale and home construction, our recent U.S. acquisitions should start to show sales and closing activity towards the end of this year.

CORPORATE ACTIVITIES

Unallocated interest expense increased slightly to $90 million from $85 million in the 2011 quarter, reflecting higher average borrowing levels in respect of our larger asset base.

Operating costs include costs that have not been attributed to specific operating platforms, as well as costs attributable to specific asset management activities. The increase in expenses reflects expansion of our operations and launch of new funds, as well as growth of investment banking and public securities operations in the U.S. and the UK. Corporate operating costs were largely unchanged.

Preferred share dividends increased following the issuance of additional preferred shares during 2011 and the first quarter of 2012.

OUTLOOK

A large portion of our funds from operations is generated by our office, retail, renewable power and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides for additional stability. Our asset management contracts provide for base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more.

We record gains from time to time on the monetization of investments. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including a substantial presence in the United States, Australia, Brazil and Canada. Accordingly, cash flows and net asset values will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2012, both positively and negatively, are reviewed in Part 4 of the 2011 Annual Report.

We believe Brookfield is well positioned for continued growth through the balance of 2012 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

Q2 2012 INTERIM REPORT  25

PART 4 – LIQUIDITY AND CAPITALIZATION

LIQUIDITY AND CAPITALIZATION

Capitalization

The following table presents our capitalization on three bases of presentation: corporate (i.e., deconsolidated), proportionally consolidated and on a consolidated basis using the same methodology as our IFRS financial statements:

	Corporate		Proportionate		Consolidated
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011
Corporate borrowings	$4,354	$3,701	$4,354	$3,701	$4,354	$3,701
Non-recourse borrowings
Property-specific mortgages	–	–	20,112	19,083	31,332	28,415
Subsidiary borrowings[1]	1,057	988	4,183	3,679	5,549	4,441

	5,411	4,689	28,649	26,463	41,235	36,557

Accounts payable and other[2]	1,075	1,287	8,380	8,615	13,131	12,836
Capital securities	415	656	838	1,153	1,263	1,650
Equity
Non-controlling interests	–	–	–	–	20,011	18,849
Preferred equity	2,443	2,140	2,443	2,140	2,443	2,140
Shareholders’ equity[3]	26,586	26,098	26,586	26,098	26,586	26,098

Total equity	29,029	28,238	29,029	28,238	49,040	47,087

Total capitalization	$35,930	$34,870	$66,896	$64,469	$104,669	$98,130

Debt to capitalization[4]	17%	15%	46%	44%	41%	39%

1.	Includes $1,057 million (December 31, 2011 – $988 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Excludes deferred income taxes
3.	Pre-tax basis and includes incremental values and asset management franchise value
4.	Excludes asset management franchise value of $4.25 billion in June 30, 2012 (December 31, 2011 – $4.25 billion)

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our invested capital and remitted cash flows. Our strategy is to maintain a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the Corporation. Subsidiary borrowings included in our corporate capitalization are contingent swap accruals, issued by a subsidiary, that are guaranteed by the Corporation. Equity capital totals $29.0 billion and represents 81% of our corporate capitalization. The average term to maturity of our corporate debt is seven years.

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 46% debt-to-capitalization ratio at June 30, 2012 (December 31, 2011 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. The debt-to-capitalization ratio on this basis is 41% (December 31, 2011 – 39%). We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

26    BROOKFIELD ASSET MANAGEMENT

We completed $15.7 billion of capital raising initiatives in the first seven months of 2012, generating $5.0 billion of incremental capital. Debt financings totalled $12.2 billion, of which $10.1 billion was used to refinance maturing obligations. The remaining $2.1 billion of proceeds were used to finance acquisitions and supplement financial liquidity whereas the refinancing activities have enabled us to extend or maintain our average maturity term at lower rates than the maturing debt. We present our debt maturity profile on page 48.

Capital raising initiatives also include $1.3 billion of equity and asset sale proceeds, $300 million of perpetual preferred shares and $1.9 billion of private fund commitments.

Financing initiatives at the corporate level included the issuance of C$300 million of 4.50% rate-reset preferred shares and C$425 million of seven-year 3.95% notes. The proceeds were used in part to redeem $600 million of fixed rate liabilities during the second quarter with a blended coupon of 6.55% for annual interest savings of approximately $15 million and seven years of additional term.

Liquidity

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $3.7 billion at June 30, 2012. This includes $1.8 billion at the corporate level and $1.9 billion at our principal operating units. We continue to maintain an elevated level of liquidity as we see a substantial number of highly promising investment opportunities. We also have undrawn allocations of capital from clients totalling $5.0 billion to finance qualifying acquisitions.

The following table presents our financial assets net of associated liabilities:

	Net Invested Capital		Investment and Other Income
AS AT JUN. 30, 2012 AND DEC. 31, 2011 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Financial assets
Government bonds	$360	$485
Corporate bonds	137	193
Other fixed income	60	66
High-yield bonds	194	190
Preferred shares	293	289
Common shares	630	493
Loans receivable/deposits	272	218

Total financial assets	1,946	1,934	$13	$33
Cash and cash equivalents	98	41	–	–
Deposits, other liabilities and non-controlling interests	(585)	(514)	(6)	(8)

Net invested capital	$1,459	$1,461	$7	$25

Common shares increased due to valuation gains and additional investment. Government and corporate bonds were sold to fund the runoff of match-funded insurance liabilities. Investment income from financial assets of $7 million reflects $21 million of realized and mark-to-market losses, reversing one-third of the $63 million gains recorded in the first quarter of 2012.

We completed the refinancing of the majority of our corporate level, $2.2 billion committed revolving term credit facilities subsequent to the end of the quarter. At June 30, 2012, approximately $1.6 billion of the facilities was utilized in respect of short-term bank or commercial paper borrowings and $0.2 billion utilized for letters of credit issued to support various business initiatives. Approximately $1.9 billion of the new facilities have a five-year term, and the remaining $300 million have a three-year term.

Interest Rates and Foreign Currencies

We are continuing to actively refinance short-dated maturities and longer-dated maturities when the opportunities present themselves. We have also locked in the reference rates for approximately $4.1 billion of anticipated future financings in the United States and Canada over the next four years at an average rate of 3.27%, reflecting a risk free swap rate of 2.55% and a forward premium of 0.72%.

Q2 2012 INTERIM REPORT  27

As at June 30, our net tangible asset value of $22.3 billion was invested in the following currencies, prior to the impact of any financial contracts: United States – 44%; Australia – 19%; Brazil – 20%; Canada – 12%; and other – 5%. From time to time, we utilize financial contracts to adjust these exposures, although we were largely unhedged at the quarter end.

Contractual Obligations

Our 2011 Annual Report contains a description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which includes a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $1,057 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $235 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

28    BROOKFIELD ASSET MANAGEMENT

ADDITIONAL COMPONENTS OF NET INCOME AND OTHER COMPREHENSIVE INCOME

Comprehensive income consists of two components: Net Income and Other Comprehensive Income. Together, these two components constitute most of the elements that comprise our Total Return as illustrated in the table below, which also serves as a reconciliation between Funds from Operations and Net Income, and between Comprehensive Income and Total Return and to facilitate a discussion of major components of Comprehensive Income that are not covered elsewhere in this report. A more detailed reconciliation is included on pages 38, 39, 51 and 52.

	Comprehensive Income				Total Return[1]
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Total		Net[2]		Net[2]
	2012	2011	2012	2011	2012	2011
Funds from operations	$613	$763	$244	$309	$244	$309

Less: disposition gains not included in IFRS	(11)	(155)	(11)	(61)	(11)	(61)
Include: fair value changes and depreciation included in equity accounted income	111	844	133	622	133	622

Net income prior to the following items	713	1,452	366	870
Fair value changes	(106)	310	(125)	179	(125)	179
Depreciation and amortization	(287)	(231)	(135)	(174)	(135)	(174)
Deferred income taxes	59	(103)	32	(37)	n/a	n/a

Net income	379	1,428	138	838

Other comprehensive income
Fair value changes	(104)	55	(91)	52	(91)	52
Foreign currency translation	(825)	466	(418)	274	n/a	n/a
Deferred income taxes	22	(18)	17	(12)	n/a	n/a

Other comprehensive income	(907)	503	(492)	314

Comprehensive income	$(528)	$1,931	$(354)	$1,152

Items recorded directly in IFRS equity					40	14
Items not included in IFRS statements
Changes in incremental values					250	(75)

Total valuation gains					61	557

Preferred share dividends					(33)	(26)

Total return					$272	$840

1.	Pre-tax basis
2.	Net of non-controlling interests

Our definition of Total Return includes funds from operations together with valuation gains. The valuation gains include fair value changes and other gains recorded in our IFRS financial statements as well as depreciation and amortization. As discussed elsewhere, we include incremental values for items that are not fair valued under IFRS.

Reconciliation of FFO to Net Income and Total Return

As illustrated in the preceding table, the principal reconciling items between FFO and Net Income include the following:

•

Disposition Gains Not Included under IFRS: Gains on disposition of certain assets are not included in the current period IFRS operating results because they are recorded directly in equity or were included in prior period revaluation gains. In the former case, the gains are included separately in Total Return as “Items recorded directly in IFRS equity” and in the latter case, the portion of the gain that relates to prior period revaluation gains is deducted from valuation gains in the current period;

•

Fair Value Changes: Fair value changes recorded as a specific category in Net Income typically relate to changes in the value of our physical assets that are categorized as “Investment Properties” or “Timber” under IFRS (commercial properties and timber assets) as well as related contractual agreements. In addition, our proportionate interest in these items recorded by equity accounted affiliates is included as a component of Equity Accounted Income, which is also included in our Statement of Operations. We exclude these items from FFO, and discuss them in more detail in this section;

Q2 2012 INTERIM REPORT  29

•	Depreciation and Amortization: We discuss these items in more detail within each review of the relevant operating segments;

•

Deferred Income Taxes: We exclude these items from FFO because they typically do not relate to the other components of FFO. We do, however, include current period cash taxes associated with operating activities.

All of these components, with the exception of deferred income taxes, are included in Total Return.

Reconciliation of Other Comprehensive Income to Total Return

Other comprehensive income (“OCI”) includes:

•

Fair value changes: Fair value changes recorded in OCI relate to property, plant and equipment (renewable power facilities and certain infrastructure assets) as well as changes in value of financial contracts used to lock in interest rates for future financing that qualify for hedge accounting and are included in Total Return;

•

Foreign currency translation: This item typically reflects the impact of changes in currency exchange rates on the U.S. carrying value of our net capital invested in non-U.S. operations, net of any qualifying hedges. We do not include the impact of these changes in calculating Total Return for a specific period as they typically do not relate to operating performance, but include them as a component of our longer-term changes in Intrinsic Value which we report on an annual basis;

•

Deferred Income taxes: Deferred taxes in this section relate to the impact arising from the other items included in OCI. As discussed above, our calculation of Total Return does not include deferred income taxes.

Fair Value Changes

Fair value changes in our financial statements represents a decrease of $43 million in 2012, or $59 million prior to deducting amounts attributable to non-controlling interests. The following table allocates the fair value changes to the relevant operating segments in which they are recorded and to the various line items within our financial statements.

	2012

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total	Total 2011
Included in Net Income
Equity accounted[1]	$202	$(5)	$(86)	$–	$–	$111	$844

Fair value changes
Operating assets	122	–	(1)	(19)	–	102	332
Less: disposition gains	(6)	–	–	–	–	(6)	–
Other fair value changes	–	(93)	(44)	(21)	(44)	(202)	(22)

	116	(93)	(45)	(40)	(44)	(106)	310

Included in OCI
Operating assets	–	70	(5)	47	–	112	–
Less: disposition gains	–	–	–	(29)	–	(29)	–
Other items	(77)	(52)	(7)	3	(54)	(187)	55

	(77)	18	(12)	21	(54)	(104)	55

Recorded directly in equity	–	–	–	32	8	40	14

	241	(80)	(143)	13	(90)	(59)	1,223
Less: non-controlling interest	(55)	(34)	107	6	(8)	16	(356)

Net amount recorded in IFRS statements	$186	$(114)	$(36)	$19	$(98)	$(43)	$867

1.	Includes fair value changes and depreciation

30    BROOKFIELD ASSET MANAGEMENT

Equity accounted items in our property segment consist primarily of fair value gains relating to increased retail mall values within General Growth Properties, which were $173 million. The balance of the equity accounted gains relate to commercial properties in the U.S. and opportunistic properties held through equity accounted joint ventures. Infrastructure items reflect depreciation and other non-FFO items recorded within partially owned infrastructure businesses.

Fair value changes recorded in respect of operating assets represent increases in the value of our office property portfolios, particularly in Canada. Other fair value changes in our power operations, relate to contracts to sell power in future periods at predetermined prices; and in our corporate operations, reflect changes in the valuation of capital markets positions.

Other comprehensive income (“OCI”) includes revaluations of property, plant and equipment; however because these assets are revalued at the end of each year, as opposed to quarterly, there are minimal adjustments. We revalued a hydroelectric development in North America upon commencement of construction. The increase in value was $70 million, of which our share was $34 million. We reclassified $29 million to retained earnings on the partial monetization of our Agricultural land. In addition, we recorded $47 million of appraisal gains on the value of our remaining agricultural lands. Other items within OCI reflect changes in the value of power sales agreements within our renewable power operations and contracts that lock in interest rates for future debt issuance within our property, power, infrastructure and corporate segments.

The following table disaggregates Equity Accounted Income in relevant components for this analysis, including fair value changes:

	Total		Net
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Equity accounted income
Fair value changes	$197	$864	$150	$628
Depreciation	(86)	(20)	(17)	(6)

	111	844	133	622
Included in FFO	147	173	99	109

	$258	$1,017	$232	$731

Income Taxes

The provision for deferred income taxes during the quarter was a recovery of $59 million compared to an expense of $103 million in the 2011 quarter. Our net share, after deducting amounts attributable to non-controlling interests, was a $32 million recovery compared to an expense of $37 million in 2011. The recovery in the current quarter was primarily due to the impact changes in tax rates on the carrying value of tax balances.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. During the second quarter of 2012, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) decreased against the U.S. dollar on a net basis, giving rise to a total decrease of $825 million after the mitigating impact of hedges, or $418 million after non-controlling interests, representing a weighted average decline of 2.5%.

This differs from the decrease of $516 million (2.3%) included in our continuity of intrinsic common equity value because we calculate total return on a pre-tax basis.

Changes in Incremental Values

We recorded a $250 million increase in fair values of non-IFRS balances (“incremental values”) in the second quarter bringing the total amount of such items to $3.2 billion. The allocation of incremental values is set out in the summarized balance sheet on page 41 and changes are discussed in the relevant business reviews and on page 13.

Q2 2012 INTERIM REPORT  31

Revenues

FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
Asset management and other services	$1,005	$851	$1,895	$1,473
Property	830	640	1,632	1,225
Renewable power	302	335	670	614
Infrastructure	500	446	954	846
Private equity and development	1,632	1,634	3,052	3,053
Cash, financial assets and other	24	57	134	165

Total consolidated revenues	$4,293	$3,963	$8,337	$7,376

Revenues were largely unchanged compared to the 2011 quarter, with the exception of asset management and other services, which reflect increased construction revenues, and property revenues, which reflect the impact of consolidating our U.S. Office Fund subsequent to the 2011 quarter.

32    BROOKFIELD ASSET MANAGEMENT

PART 5 – SUPPLEMENTAL DISCLOSURES

ACCOUNTING POLICIES AND CRITICAL JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2011 Annual Financial Statements contain a description of the company’s accounting policies and the critical judgments and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgments and estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2011 consolidated financial statements.

Adoption of Accounting Standard

Income Taxes

The IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, which are effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The impact of these amendments on the consolidated financial statements was a reduction in retained earnings of $8 million as at January 1, 2011.

Future Changes in Accounting Standards

I.    Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

Q2 2012 INTERIM REPORT  33

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

II.	Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not determined the impact of IFRS 13 on its consolidated financial statements.

III.	Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements: (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS 1 to have a material impact on its consolidated financial statements.

IV.	Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

34    BROOKFIELD ASSET MANAGEMENT

SUPPLEMENTAL SHARE AND PER SHARE INFORMATION

Change in Issued and Outstanding Shares

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Outstanding at beginning of period	618.0	621.1	619.3	577.7
Issued (repurchased)
Share issuances	–	–	–	45.1
Repurchases	–	–	(2.3)	(3.2)
Management share option plan	0.5	0.4	1.4	1.9
Dividend reinvestment plan	0.1	–	0.2	–

Outstanding at end of period	618.6	621.5	618.6	621.5
Unexercised options	39.0	38.9	39.0	38.9

Total diluted shares at end of period	657.6	660.4	657.6	660.4

In calculating our book value per share, the cash value of our unexercised options of $920 million (December 31, 2011 – $840 million) is added to the book value of our common equity of $16,923 million (December 31, 2011 – $16,743 million) prior to dividing by the total diluted shares presented above.

As of August 10, 2012, the Corporation had outstanding 618,499,193 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Basic and Diluted Earnings Per Share

	Funds From Operations		Net Income
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Funds from operations/net income	$244	$309	$138	$838
Preferred share dividends	(33)	(26)	(33)	(26)

	211	283	105	812
Capital securities dividends[1]	–	–	2	9

Funds from operations/net income available for shareholders	$211	$283	$107	$821

Weighted average shares	618.2	613.2	618.2	613.2
Dilutive effect of the conversion of options using treasury stock method	10.7	12.4	10.7	12.4
Dilutive effect of the conversion of capital securities[1,2]	–	–	3.9	23.0

Shares and share equivalents	628.9	625.6	632.8	648.6

	Funds From Operations		Net Income
FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Funds from operations/net income	$527	$540	$554	$1,116
Preferred share dividends	(62)	(51)	(62)	(51)

	465	489	492	1,065
Capital securities dividends[1]	–	–	15	18

Funds from operations/net income available for shareholders	$465	$489	$507	$1,083

Weighted average shares	618.8	613.2	618.8	613.2
Dilutive effect of the conversion of options using treasury stock method	10.7	12.4	10.7	12.4
Dilutive effect of the conversion of capital securities[1,2]	–	–	21.5	23.0

Shares and share equivalents	629.5	625.6	651.0	648.6

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10, 11, 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 shares were redeemed on April 5, 2012

2.	The number of shares is based on 95% of the quoted market price at period-end

Q2 2012 INTERIM REPORT  35

QUARTERLY RESULTS

Total revenues and net income

	2012		2011				2010
THREE MONTHS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$4,293	$4,044	$4,122	$4,423	$3,963	$3,413	$3,666	$3,550

Asset management and other services	108	77	98	119	95	76	126	90
Revenues less direct operating costs
Property	498	471	495	418	421	344	364	447
Renewable power	170	248	151	193	227	190	188	157
Infrastructure	210	198	172	177	191	181	76	40
Private equity	167	114	206	98	131	103	135	166
Equity accounted income	147	139	159	167	173	177	132	126
Investment and other income	76	177	73	51	71	133	73	183

	1,376	1,424	1,354	1,223	1,309	1,204	1,094	1,209

Expenses
Interest	613	654	620	622	564	546	513	452
Operating costs	119	121	124	115	116	112	121	94
Current income taxes	42	27	17	26	21	33	13	38
Non-controlling interests in net income before the following	369	339	340	224	360	285	286	271

Income prior to other items	233	283	253	236	248	228	161	354
Fair value changes[1]	5	557	835	544	1,154	282	1,849	(54)
Depreciation and amortization	(287)	(297)	(228)	(224)	(231)	(221)	(215)	(193)
Deferred income taxes	59	(162)	(240)	(64)	(103)	(4)	(10)	(36)
Non-controlling interests in the foregoing items	128	35	(32)	(239)	(230)	(7)	(696)	41

Net income	$138	$416	$588	$253	$838	$278	$1,089	$112

1. Includes fair value changes included within equity accounted investments Funds from operations
	2012		2011				2010
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Income prior to other items	$233	$283	$253	$236	$248	$228	$161	$354
Disposition gains[1]	11	–	18	5	61	3	–	–

Funds from operations and gains	244	283	271	241	309	231	161	354
Preferred share dividends	33	29	29	26	26	25	22	18

Funds from operations to Brookfield common equity	$211	$254	$242	$215	$283	$206	$139	$336

Common equity – book value	$16,923	$17,350	$16,743	$14,499	$15,757	$14,683	$12,795	$12,164
Shares outstanding	618.6	618.0	619.3	619.2	621.5	621.1	577.7	576.1
Per share
Funds from operations	$0.34	$0.40	$0.38	$0.35	$0.45	$0.33	$0.24	$0.57
Net income	0.17	0.60	0.86	0.36	1.26	0.41	1.80	0.16
Dividends	0.14	0.13	0.13	0.13	0.13	0.13	0.13	0.13
IFRS Book value[2]	27.12	27.82	26.76	23.32	25.20	23.59	22.09	21.06
Market trading price (NYSE)	33.10	31.57	27.48	27.55	33.17	32.46	33.29	28.37

1.	Represents gains that are not recorded in net income for IFRS purposes
2.	Excludes dilution from capital securities which the company intends to redeem prior to conversion

36    BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first six months of 2012 and the same period in 2011 and 2010 are as follows:

	Distribution per Security
	2012	2011	2010
Class A Limited Voting Shares	$0.27	$0.26	$0.26
Class A Preferred Shares
Series 2	0.26	0.27	0.19
Series 4 + Series 7	0.26	0.27	0.19
Series 8	0.38	0.38	0.27
Series 9	0.48	0.56	0.53
Series 10[1]	0.37	0.73	0.69
Series 11	0.68	0.71	0.66
Series 12	0.67	0.69	0.65
Series 13	0.26	0.27	0.19
Series 14	0.94	0.96	0.68
Series 15	0.20	0.22	0.11
Series 17	0.59	0.61	0.57
Series 18	0.59	0.61	0.57
Series 21	0.62	0.64	0.60
Series 22	0.87	0.89	0.85
Series 24[2]	0.67	0.69	0.60
Series 26[3]	0.56	0.58	–
Series 28[4]	0.57	0.30	–
Series 30[5]	0.60	–	–
Series 32[6]	0.34	–	–

1.	Redeemed April 5, 2012
2.	Issued January 14, 2010
3.	Issued October 29, 2010
4.	Issued February 8, 2011
5.	Issued November 2, 2011
6.	Issued March 13, 2012

Dividends on the Class A Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board as required by section 5:25d, paragraph 2, under c of the Dutch Act of Financial Supervision confirm that to the best of their knowledge:

•

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

•

The management report included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act of Financial Supervision regarding the Corporation and the undertakings included in the consolidation taken as whole.

Q2 2012 INTERIM REPORT  37

PART 6 — ADDITIONAL INFORMATION AND ANALYSIS

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2012

FOR THE THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis
Asset management and other services	$108	$–	$–	$–	$–	$108
Revenues less direct operating costs
Property	498	–	88	–	1	587
Renewable power	170	–	4	–	3	177
Infrastructure	210	–	52	–	13	275
Private equity	167	–	3	–	10	180
Equity accounted income	258	–	(258)	–	–	–

	1,411	–	(111)	–	27	1,327
Investment and other income	76	–	–	–	(1)	75

	1,487	–	(111)	–	26	1,402
Expenses
Interest	613	–	–	–	–	613
Operating costs	119	–	–	–	–	119
Current income taxes	42	–	–	–	–	42
Non-controlling interests	–	369	–	–	15	384

Net income prior to other items/FFO	713	(369)	(111)	–	11	244

Other Items/Valuation gains
Fair value changes	(106)	–	111	(104)	40	(59)
Depreciation and amortization	(287)	–	–	–	–	(287)
Deferred income tax	59	–	–	–	(59)	–
Non-controlling interests	–	128	–	14	26	168

Net income	379

Other comprehensive income
Fair value changes	(104)	–	–	104	–	–
Foreign currency	(825)	–	–	–	825	–
Deferred taxes	22	–	–	–	(22)	–
Non-controlling interests	–	415	–	(14)	(401)	–

Other comprehensive income	(907)

Comprehensive income	(528)

Items not included in IFRS
Incremental values	n/a	–	–	–	250	250
Assets management franchise value	n/a	–	–	–	–	–
Less: amounts recorded in FFO	n/a	–	–	–	(11)	(11)

Total valuation gains	n/a	543	111	–	648	61

Preferred share dividends	–	–	–	–	(33)	(33)

Comprehensive income/Total return	$(528)	$174	$–	$–	$626	$272

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

38    BROOKFIELD ASSET MANAGEMENT

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2011

FOR THE THREE MONTHS ENDED JUN. 30, 2011 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis

Asset management and other services	$95	$–	$4	$–	$–	$99

Revenues less direct operating costs

Property	421	–	111	–	1	533

Renewable power	227	–	7	–	–	234

Infrastructure	191	–	47	–	9	247

Private equity	131	–	3	–	60	194

Equity accounted income	1,017	–	(1,017)	–	–	–

	2,082	–	(845)	–	70	1,307
Investment and other income	71	–	1	–	(8)	64

	2,153	–	(844)	–	62	1,371

Expenses

Interest	564	–	–	–	(5)	559

Operating costs	116	–	–	–	–	116

Current income taxes	21	–	–	–	–	21

Non-controlling interests	–	360	–	–	6	366

Net income prior to other items/FFO	1,452	(360)	(844)	–	61	309

Other Items/Valuation gains

Fair value changes	310	–	844	55	65	1,274

Depreciation and amortization	(231)	–	–	–	–	(231)

Deferred income tax	(103)	–	–	–	103	–

Non-controlling interests	–	(230)	–	(3)	(117)	(350)

Net income	1,428

Other comprehensive income

Fair value changes	55	–	–	(55)	–	–

Foreign currency	466	–	–	–	(466)	–

Deferred taxes	(18)	–	–	–	18	–

Non-controlling interests	–	(189)	–	3	186	–

Other comprehensive income	503

Comprehensive income	1,931

Items not included in IFRS

Incremental values	n/a	–	–	–	(75)	(75)

Assets management franchise value	n/a	–	–	–	–	–

Less: amounts recorded in FFO	n/a	–	–	–	(61)	(61)

Total valuation gains	n/a	(419)	844	–	(347)	557

Preferred share dividends	–	–	–	–	(26)	(26)

Comprehensive income/Total return	$1,931	$(779)	$–	$–	$(312)	$840

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

Q2 2012 INTERIM REPORT  39

Total Return – 2011

FOR THE THREE MONTHS ENDED JUN. 30, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total[3]
Total revenues	$851	$640	$335	$446	$1,634	$57	$3,963

Funds from operations
Net operating income[4]	99	535	234	247	194	—	1,309
Investment and other income	—	13	—	8	16	25	62

	99	548	234	255	210	25	1,371
Interest expense	—	234	96	86	58	85	559
Operating costs	—	22	—	3	—	91	116
Current income taxes	—	2	11	(1)	9	—	21
Non-controlling interests	—	171	57	111	27	—	366

Total funds from operations	99	119	70	56	116	(151)	309

Valuation gains
Included in IFRS statements[5]
Fair value changes[6]	—	1,185	18	8	53	10	1,274
Depreciation and amortization	(5)	(16)	(114)	(43)	(53)	—	(231)
Non-controlling interests	—	(345)	48	24	(43)	(34)	(350)
Not included in IFRS statements
Incremental values	50	(325)	175	50	(25)	—	(75)
Asset management franchise value	—	—	—	—	—	—	—
Other gains	—	—	—	—	(61)	—	(61)

Total valuation gains	45	499	127	39	(129)	(24)	557

Preferred share dividends	—	—	—	—	—	(26)	(26)

Total Return	$144	$618	$197	$95	$(13)	$(201)	$840

– Per share							$1.34

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Reconciled to IFRS financial statements on pages 38 and 39
4.	Includes funds from operations from equity accounted investments
5.	Includes items in consolidated statements of operations, comprehensive income and changes in equity
6.	Net of disposition gains reclassified to FFO

40    BROOKFIELD ASSET MANAGEMENT

Summarized Financial Position – 2012

AS AT JUN. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management Services and Corporate	Total 2012
Assets under management	$87,550	$17,899	$20,387	$25,930	$6,514	$158,280

Operating assets	41,173	15,997	13,186	9,256	2,057	81,669
Accounts receivable and other[1]	2,713	1,024	2,006	4,272	3,764	13,779

Consolidated assets	43,886	17,021	15,192	13,528	5,821	95,448
Corporate borrowings	—	—	—	—	4,354	4,354
Property-specific borrowings	17,887	4,347	5,257	3,363	478	31,332
Subsidiary borrowings	954	1,525	494	1,519	1,057	5,549
Capital securities	848	—	—	—	415	1,263
Accounts payable and other[1]	1,928	959	2,436	3,488	2,574	11,385

	22,269	10,190	7,005	5,158	(3,057)	41,565
Non-controlling interests	10,177	2,898	4,735	2,073	128	20,011
Preferred equity	—	—	—	—	2,443	2,443

	12,092	7,292	2,270	3,085	(5,628)	19,111
Incremental values	50	425	325	1,425	1,000	3,225

Net tangible asset value[1]	12,142	7,717	2,595	4,510	(4,628)	22,336
Asset management franchise value	—	—	—	—	4,250	4,250

Intrinsic value	$12,142	$7,717	$2,595	$4,510	$(378)	$26,586

– Per share						$41.81

1.	Excludes deferred income taxes

Summarized Financial Position – 2011

AS AT DEC. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management and Corporate	Total 2011
Assets under management	$82,579	$17,758	$19,258	$25,343	$6,782	$151,720

Operating assets	37,839	15,567	11,807	8,945	2,039	76,197
Accounts receivable and other[1]	2,302	1,047	1,725	4,090	3,551	12,715

Consolidated assets	40,141	16,614	13,532	13,035	5,590	88,912
Corporate borrowings	—	—	—	—	3,701	3,701
Property-specific borrowings	15,696	4,197	4,802	3,174	546	28,415
Subsidiary borrowings	743	1,323	114	1,273	988	4,441
Capital securities	994	—	—	—	656	1,650
Accounts payable and other[1]	1,827	913	1,947	3,333	2,698	10,718

	20,881	10,181	6,669	5,255	(2,999)	39,987
Non-controlling interests	9,797	2,504	4,319	2,125	104	18,849
Preferred equity	—	—	—	—	2,140	2,140

	11,084	7,677	2,350	3,130	(5,243)	18,998
Incremental values	25	300	250	1,400	875	2,850

Net tangible asset value[1]	11,109	7,977	2,600	4,530	(4,368)	21,848
Asset management franchise value	—	—	—	—	4,250	4,250

Intrinsic value	$11,109	$7,977	$2,600	$4,530	$(118)	$26,098

– Per share						$40.99

1.	Excludes deferred income taxes

Q2 2012 INTERIM REPORT  41

PROPERTY

Assets Under Management and Invested Capital	Office Properties		Retail Properties		Opportunity, Finance and Development		Total
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$35,043	$32,848	$38,517	$33,160	$13,990	$16,571	$87,550	$82,579

Consolidated properties	23,486	21,927	2,594	2,601	4,764	2,707	30,844	27,235
Development properties	–	–	–	–	949	1,704	949	1,704
Unconsolidated properties	3,343	3,305	5,043	4,363	349	270	8,735	7,938
Loans and notes receivable	–	–	–	–	645	962	645	962
Accounts receivable and other	930	1,246	363	480	1,420	576	2,713	2,302

	27,759	26,478	8,000	7,444	8,127	6,219	43,886	40,141
Property-specific borrowings	12,063	11,398	1,016	1,371	4,808	2,927	17,887	15,696
Subsidiary borrowings	693	381	–	–	261	362	954	743
Capital securities	848	994	–	–	–	–	848	994
Accounts payable and other	1,217	1,452	437	197	274	178	1,928	1,827

	12,938	12,253	6,547	5,876	2,784	2,752	22,269	20,881
Non-controlling interests	7,209	6,785	1,294	1,251	1,674	1,761	10,177	9,797

	5,729	5,468	5,253	4,625	1,110	991	12,092	11,084
Incremental values	–	25	–	–	50	–	50	25

Net tangible asset value[1]	$5,729	$5,493	$5,253	$4,625	$1,160	$991	$12,142	$11,109

1. Excludes deferred income taxes

Total Return	Office Properties		Retail Properties		Opportunity, Finance and Development		Total
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Net operating income
Consolidated properties	$383	$267	$37	$39	$65	$29	$485	$335
Financial assets	–	–	–	–	8	23	8	23
Unconsolidated properties	22	61	65	52	1	–	88	113
Disposition gains	–	–	3	–	3	64	6	64

	405	328	105	91	77	116	587	535
Investment and other income	11	12	2	1	37	–	50	13

	416	340	107	92	114	116	637	548
Interest expense	196	163	25	46	48	25	269	234
Operating costs	21	22	–	–	–	–	21	22
Current income taxes	–	–	2	2	–	–	2	2
Non-controlling interests	124	111	10	(1)	39	61	173	171

Funds from operations	75	44	70	45	27	30	172	119

Valuation gains
Included in IFRS statements
Fair value changes	13	650	222	549	12	50	247	1,249
Depreciation and amortization	(9)	(16)	–	–	(20)	–	(29)	(16)
Other items	–	–	(3)	–	(3)	(64)	(6)	(64)
Non-controlling interests	(32)	(302)	(24)	(50)	17	7	(39)	(345)
Not included in IFRS statements
Incremental values	–	25	–	(350)	25	–	25	(325)

Total valuation gains	(28)	357	195	149	31	(7)	198	499

Total return	$47	$401	$265	$194	$58	$23	$370	$618

42    BROOKFIELD ASSET MANAGEMENT

RENEWABLE POWER

Assets Under Management and Invested Capital	United States		Canada		Brazil		Total
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Assets under management	$7,017	$6,276	$7,653	$8,093	$3,229	$3,389	$17,899	$17,758

Hydroelectric generation	5,206	5,333	5,548	5,510	2,501	2,729	13,255	13,572
Wind energy	985	–	1,313	1,387	–	–	2,298	1,387
Co-generation	–	–	77	87	–	–	77	87
Facilities under development	102	289	105	70	160	162	367	521
Accounts receivable and other	403	280	309	422	312	345	1,024	1,047

	6,696	5,902	7,352	7,476	2,973	3,236	17,021	16,614
Property-specific borrowings	2,416	1,968	1,572	1,584	359	645	4,347	4,197
Subsidiary borrowings	–	–	–	–	–	–	1,525	1,323
Accounts payable and other	337	193	480	559	142	161	959	913
Non-controlling interests[1]	1,119	743	1,096	1,060	929	813	2,656	2,259
Preferred shares	–	–	–	–	–	–	242	245

	2,824	2,998	4,204	4,273	1,543	1,617	7,292	7,677
Incremental values	–	–	–	–	–	–	425	300

Net tangible asset value[2]	$2,824	$2,998	$4,204	$4,273	$1,543	$1,617	$7,717	$7,977

1.	Total includes co-investor interest associated with subsidiary borrowings and preferred shares
2.	Excludes deferred income taxes

Total Return	United States		Canada		Brazil		Total[1]
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Funds from operations
Hydroelectric generation	$54	$102	$32	$55	$55	$58	$141	$215
Wind energy	7	–	25	12	–	–	32	12
Co-generation	–	2	4	5	–	–	4	7
Investment income	–	–	2	–	3	–	5	–

	61	104	63	72	58	58	182	234
Interest expense[2]	46	35	27	23	12	22	103	96
Other operating costs	–	–	–	–	–	–	–	–
Current income taxes	–	–	–	–	–	–	7	11
Non-controlling interests[1]	8	21	21	34	22	2	46	57

Funds from operations	7	48	15	15	24	34	26	70

Valuation gains
Included in IFRS statements
Fair value changes	(97)	27	17	(9)	–	–	(80)	18
Depreciation and amortization	(41)	(33)	(44)	(42)	(37)	(39)	(122)	(114)
Non-controlling interests	23	3	(22)	32	12	13	13	48
Not included in IFRS statements
Incremental values	–	–	–	–	–	–	125	175

Total valuation gains	(115)	(3)	(49)	(19)	(25)	(26)	(64)	127

Total return	$(108)	$45	$(34)	$(4)	$(1)	$8	$(38)	$197

1.	Includes unallocated operating and tax expenses as well as associated non-controlling interests in addition to the regional amounts
2.	Total includes $18 million of interest on unallocated subsidiary debt (2011 – $16 million)

Q2 2012 INTERIM REPORT  43

INFRASTRUCTURE

Assets Under Management and Invested Capital	Utilities		Transport and Energy		Timber		Total
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$10,684	$10,162	$4,769	$4,140	$4,934	$4,956	$20,387	$19,258

Operating assets	4,214	3,549	3,030	2,666	3,865	3,896	11,109	10,111
Unconsolidated operations	899	931	1,074	696	69	69	2,077	1,696
Accounts receivable and other	522	460	628	559	719	706	2,006	1,725

	5,635	4,940	4,732	3,921	4,653	4,671	15,192	13,532
Property-specific borrowings	2,557	2,336	1,200	962	1,500	1,504	5,257	4,802
Subsidiary borrowings	–	–	–	–	–	–	494	114
Accounts payable and other	955	623	697	591	742	733	2,436	1,947
Non-controlling interests	1,422	1,162	2,104	1,706	1,441	1,451	4,735	4,319

	701	819	731	662	970	983	2,270	2,350
Incremental values	–	–	–	–	–	–	325	250

Net tangible asset value[1]	$701	$819	$731	$662	$970	$983	$2,595	$2,600

1.	Excludes deferred income taxes

			Transport and
Total Return	Utilities		Energy		Timber		Total[1]
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Net operating income	$119	$86	$61	$47	$43	$67	$223	$200
Unconsolidated operations	33	31	15	15	1	1	52	47
Investment and other income	4	2	1	1	–	–	8	8

	156	119	77	63	44	68	283	255
Interest expense	44	37	19	20	21	21	93	86
Other operating costs	–	–	–	–	–	–	2	3
Current income taxes	5	–	–	–	1	–	8	(1)
Non-controlling interests[2]	77	54	43	31	12	28	127	111

Funds from operations	30	28	15	12	10	19	53	56

Valuation gains
Included in IFRS statements
Fair value changes	(65)	(2)	(48)	17	(7)	(7)	(143)	8
Depreciation and amortization	(26)	(26)	(27)	(15)	(9)	(2)	(62)	(43)
Non-controlling interests	76	19	50	(3)	12	8	156	24
Not included in IFRS statements
Incremental values	11	50	14	–	–	–	25	50

Total valuation gains	(4)	41	(11)	(1)	(4)	(1)	(24)	39

Total Return	$26	$69	$4	$11	$6	$18	$29	$95

1.	Totals include unallocated amounts relating to investment and other income, interest expenses, operating costs, cash taxes and non-controlling interests
2.	Includes non-controlling interest on corporate costs

44    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY

Assets Under Management and Net Invested Capital	Special Situations		Residential Development		Agricultural Development		Total

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$17,343	$17,004	$8,042	$7,869	$545	$470	$25,930	$25,343

Operating assets	2,911	2,917	5,857	5,573	488	455	9,256	8,945
Accounts receivable and other	2,188	1,932	2,031	2,143	53	15	4,272	4,090

	5,099	4,849	7,888	7,716	541	470	13,528	13,035
Property-specific borrowings	691	716	2,672	2,458	–	–	3,363	3,174
Corporate capitalization	1,319	1,074	197	197	3	2	1,519	1,273
Accounts payable and other	1,288	1,263	2,191	2,061	9	9	3,488	3,333

	1,801	1,796	2,828	3,000	529	459	5,158	5,255
Non-controlling interests	825	799	1,192	1,295	56	31	2,073	2,125

	976	997	1,636	1,705	473	428	3,085	3,130
Incremental values	550	525	875	875	—	—	1,425	1,400

Net tangible asset value[1]	$1,526	$1,522	$2,511	$2,580	$473	$428	$4,510	$4,530

1. Excludes deferred income taxes

Total Return	Special Situations		Residential Development		Agricultural Development		Total

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Net operating income	$114	$65	$52	$64	$3	$4	$169	$133
Disposition gains	–	61	–	–	11	–	11	61
Investment and other income	5	10	–	6	–	–	5	16

	119	136	52	70	14	4	185	210
Interest expense	35	24	23	34	–	–	58	58
Current income taxes	2	4	20	5	–	–	22	9
Non-controlling interests	38	11	–	16	–	–	38	27

Funds from operations	44	97	9	15	14	4	67	116

Valuation gains
Included in IFRS statements
Fair value changes	(1)	39	(35)	(5)	49	19	13	53
Depreciation and amortization	(60)	(51)	(4)	(2)	–	–	(64)	(53)
Non-controlling interests	27	(47)	16	4	–	–	43	(43)
Not included in IFRS statements
Incremental values	–	(25)	–	–	–	–	–	(25)
Other gains	–	(61)	–	–	(11)	–	(11)	(61)

Total valuation gains	(34)	(145)	(23)	(3)	38	19	(19)	(129)

Total Return	$10	$(48)	$(14)	$12	$52	$23	$48	$(13)

Q2 2012 INTERIM REPORT  45

PRIVATE EQUITY – ADDITIONAL INFORMATION

Special Situations Portfolio

	Net Invested Capital		Funds from Operations
AS AT FOR THE THREE MONTHS ENDED (MILLIONS)	Jun. 30 2012	Dec. 31 2011	Jun. 30 2012	Jun. 30 2011
Industrial and wood products	$615	$585	$30	$21
Energy and related services	150	150	8	7
Business services	143	207	2	9
Bridge lending	66	53	4	(1)
Other	2	2	–	–

	976	997	44	36

Asset monetizations	–	–	–	61
Incremental values	550	525	–	–

	$1,526	$1,522	$44	$97

Residential Development

Financial Profile

	Brazil		North America		Australia/UK		Total
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Inventory	$1,208	$1,986	$1,579	$1,437	$129	$162	$2,916	$3,585
Development land	1,858	856	813	844	270	288	2,941	1,988
Accounts receivable and other	1,941	2,021	73	94	17	28	2,031	2,143

	5,007	4,863	2,465	2,375	416	478	7,888	7,716
Debt	2,060	1,863	662	599	147	193	2,869	2,655
Accounts payable and other	1,880	1,752	284	273	27	36	2,191	2,061
Co-investor interests	665	785	527	510	–	–	1,192	1,295

	$402	$463	$992	$993	$242	$249	1,636	1,705

Incremental values							875	875

Net tangible asset value[1]							$2,511	$2,580

1.	Excludes deferred income taxes

Operating Results

	Brazil		North America		Australia/UK		Total
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Revenues	$197	$444	$240	$188	$69	$55	$506	$687
Direct expenses	193	391	199	166	62	60	454	617

Net operating income	4	53	41	22	7	(5)	52	70
Interest expense	12	26	6	4	5	4	23	34
Current income taxes	5	3	15	2	–	–	20	5
Non-controlling interests	(6)	13	6	3	–	–	–	16

Funds from operations	$(7)	$11	$14	$13	$2	$(9)	$9	$15

46    BROOKFIELD ASSET MANAGEMENT

DEBT MATURITY PROFILE

Corporate Borrowings

		Maturity
AS AT JUN. 30, 2012 (MILLIONS)	Average Term	2012	2013	2014	2015 & After	Total
Commercial paper and bank borrowings	5	$–	$–	$–	$1,619	$1,619
Term debt	8	75	75	521	2,064	2,735

	7	$75	$75	$521	$3,683	$4,354

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Average Term	2012	2011	2012	2011
Property
Office	4	$6,785	$5,954	$12,063	$11,398
Retail	6	4,367	4,383	1,016	1,371
Opportunity, finance and development	3	1,897	1,436	4,808	2,927
Renewable power	10	2,693	3,016	4,347	4,197
Infrastructure	6	2,228	2,126	5,257	4,802
Private equity	3	1,664	1,622	3,363	3,174
Other	3	478	546	478	546

Total	5	$20,112	$19,083	$31,332	$28,415

Subsidiary Borrowings

		Proportionate		Consolidated
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Average Term	2012	2011	2012	2011
Subsidiary borrowings
Property	3	$1,115	$939	$954	$743
Renewable power	9	1,037	965	1,525	1,323
Infrastructure	3	141	32	494	114
Private equity	2	833	755	1,519	1,273
Contingent swap accruals[1]	3	1,057	988	1,057	988

Total	4	$4,183	$3,679	$5,549	$4,441

1.	Guaranteed by the Corporation

Q2 2012 INTERIM REPORT  47

Total Return

FOR THE SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total[3] 2012	Total[3] 2011
Total revenues	$1,895	$1,632	$670	$954	$3,052	$134	$8,337	$7,376

Funds from operations
Net operating income[4]	189	1,133	431	538	290	—	2,581	2,388
Investment and other income	—	110	9	13	16	101	249	172

	189	1,243	440	551	306	101	2,830	2,560
Interest expense	—	562	213	183	130	179	1,267	1,097
Operating costs	—	44	2	5	—	189	240	228
Current income taxes	—	5	12	9	37	6	69	40
Non-controlling interests	—	297	125	251	54	—	727	655

Total funds from operations	189	335	88	103	85	(273)	527	540

Valuation gains
Included in IFRS statements[5]
Fair value changes[6]	(11)	945	35	(227)	(58)	(92)	592	1,583
Depreciation and amortization	(15)	(71)	(252)	(112)	(130)	(4)	(584)	(452)
Non-controlling interests	—	(320)	87	255	134	(10)	146	(389)
Not included in IFRS statements
Incremental values	125	25	125	75	25	—	375	100
Other gains	—	—	—	—	(11)	—	(11)	(64)

Total valuation gains	99	579	(5)	(9)	(40)	(106)	518	778

Preferred share dividends	—	—	—	—	—	(62)	(62)	(51)

Total Return	$288	$914	$83	$94	$45	$(441)	$983	$1,267

– Per share							$1.56	$2.03

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Reconciled to IFRS financial statements on pages 51 and 52
4.	Includes funds from operations from equity accounted investments
5.	Includes items in consolidated statements of operations, comprehensive income and changes in equity
6.	Net of disposition gains reclassified to FFO

48    BROOKFIELD ASSET MANAGEMENT

Total Return – 2011

FOR THE SIX MONTHS ENDED JUN. 30, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total[3]
Total revenues	$1,473	$1,225	$614	$846	$3,053	$165	$7,376

Funds from operations
Net operating income[4]	175	1,001	431	478	303	—	2,388
Investment and other income	—	25	—	11	44	92	172

	175	1,026	431	489	347	92	2,560
Interest expense	—	461	190	169	107	170	1,097
Operating costs	—	47	—	7	—	174	228
Current income taxes	—	5	15	—	19	1	40
Non-controlling interests	—	279	100	207	69	—	655

Total funds from operations	175	234	126	106	152	(253)	540

Valuation gains
Included in IFRS statements[5]
Fair value changes[6]	—	1,561	(94)	(37)	138	15	1,583
Depreciation and amortization	(10)	(31)	(224)	(74)	(113)	—	(452)
Non-controlling interests	—	(455)	92	81	(73)	(34)	(389)
Not included in IFRS statements
Incremental values	50	(300)	400	50	—	(100)	100
Asset management franchise value	—	—	—	—	—	—	—
Other gains	—	(3)	—	—	(61)	—	(64)

Total valuation gains	40	772	174	20	(109)	(119)	778

Preferred share dividends	—	—	—	—	—	(51)	(51)

Total Return	$215	$1,006	$300	$126	$43	$(423)	$1,267

– Per share							$2.03

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Reconciled to IFRS financial statements on pages 51 and 52
4.	Includes funds from operations from equity accounted investments
5.	Includes items in consolidated statements of operations, comprehensive income and changes in equity
6.	Net of disposition gains reclassified to FFO

Q2 2012 INTERIM REPORT  49

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2012

FOR THE SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis
Asset management and other services	$185	$–	$4	$–	$–	$189
Revenues less direct operating costs
Property	969	–	164	–	–	1,133
Renewable power	418	–	8	–	5	431
Infrastructure	408	–	104	–	26	538
Private equity	281	–	(2)	–	11	290
Equity accounted income	648	–	(648)	–	–	–

	2,909	–	(370)	–	42	2,581
Investment and other income	253	–	8	–	(12)	249

	3,162	–	(362)	–	30	2,830
Expenses
Interest	1,267	–	–	–	–	1,267
Operating costs	240	–	–	–	–	240
Current income taxes	69	–	–	–	–	69
Non-controlling interests	–	708	–	–	19	727

Net income prior to other items/FFO	1,586	(708)	(362)	–	11	527

Other Items/Valuation gains
Fair value changes	200	–	362	75	(45)	592
Depreciation and amortization	(584)	–	–	–	–	(584)
Deferred income tax	(103)	–	–	–	103	–
Non-controlling interests	–	163	–	–	(17)	146

Net income	1,099

Other comprehensive income
Fair value changes	75	–	–	(75)	–	–
Foreign currency	(336)	–	–	–	336	–
Deferred taxes	15	–	–	–	(15)	–
Non-controlling interests	–	163	–	–	(163)	–

Other comprehensive income	(246)

Comprehensive income	853

Items not included in IFRS
Incremental values	n/a	–	–	–	375	375
Assets management franchise value	n/a	–	–	–	–	–
Less: amounts recorded in FFO	n/a	–	–	–	(11)	(11)

Total valuation gains	n/a	326	362	–	563	518

Preferred share dividends	–	–	–	–	(62)	(62)

Comprehensive income/Total return	$853	$(382)	$–	$–	$512	$983

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

50    BROOKFIELD ASSET MANAGEMENT

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2011

FOR THE SIX MONTHS ENDED JUN. 30, 2011 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis

Asset management and other services	$171	$–	$4	$–	$–	$175

Revenues less direct operating costs

Property	765	–	234	–	–	999

Renewable power	417	–	14	–	–	431

Infrastructure	372	–	90	–	16	478

Private equity	234	–	8	–	61	303

Equity accounted income	1,228	–	(1,228)	–	–	–

	3,187	–	(878)	–	77	2,386

Investment and other income	204	–	–	–	(30)	174

	3,391	–	(878)	–	47	2,560

Expenses

Interest	1,110	–	–	–	(13)	1,097

Operating costs	228	–	–	–	–	228

Current income taxes	54	–	–	–	(14)	40

Non-controlling interests	–	645	–	–	10	655

Net income prior to other items/FFO	1,999	(645)	(878)	–	64	540

Other Items/Valuation gains

Fair value changes	558	–	878	83	64	1,583

Depreciation and amortization	(452)	–	–	–	–	(452)

Deferred income tax	(107)	–	–	–	107	–

Non-controlling interests	–	(237)	–	6	(158)	(389)

Net income	1,998

Other comprehensive income

Fair value changes	83	–	–	(83)	–	–

Foreign currency	635	–	–	–	(635)	–

Deferred taxes	183	–	–	–	(183)	–

Non-controlling interests	–	(268)	–	(6)	274	–

Other comprehensive income	901

Comprehensive income	2,899

Items not included in IFRS

Incremental values	n/a	–	–	–	100	100

Assets management franchise value	n/a	–	–	–	–	–

Less: amounts recorded in FFO	n/a	–	–	–	(64)	(64)

Total valuation gains	n/a	(505)	878	–	(495)	778

Preferred share dividends	–	–	–	–	(51)	(51)

Comprehensive income/Total return	$2,899	$(1,150)	$–	$–	$(482)	$1,267

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

Q2 2012 INTERIM REPORT  51

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

52    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		(Unaudited)
(MILLIONS)	Note	Jun. 30, 2012	Dec. 31, 2011

Assets
Cash and cash equivalents		$2,539	$2,027
Other financial assets	4	3,468	3,773
Accounts receivable and other	4	6,974	6,723
Inventory	4	6,354	6,060
Investments		10,514	9,401
Investment properties		29,612	28,366
Property, plant and equipment	6	26,160	22,832
Timber		3,131	3,155
Intangible assets		4,147	3,968
Goodwill		2,549	2,607
Deferred income tax asset		1,746	2,110

Total Assets		$97,194	$91,022

Liabilities and Equity
Accounts payable and other	4	$9,837	$9,266
Corporate borrowings		4,354	3,701
Non-recourse borrowings
Property-specific mortgages	4	31,332	28,415
Subsidiary borrowings	4	5,549	4,441

Deferred income tax liability		5,482	5,817

Capital securities		1,263	1,650
Interests of others in consolidated funds		356	333
Equity
Preferred equity		2,443	2,140
Non-controlling interests in net assets		19,655	18,516
Common equity	7	16,923	16,743

Total equity		39,021	37,399

Total Liabilities and Equity		$97,194	$91,022

Q2 2012 INTERIM REPORT  53

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIOD ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
Total revenues	$4,293	$3,963	$8,337	$7,376

Asset management and other services	108	95	185	171
Revenues less direct operating costs
Property	498	421	969	765
Renewable power	170	227	418	417
Infrastructure	210	191	408	372
Private equity	167	131	281	234
Equity accounted income	258	1,017	648	1,228
Investment and other income	76	71	253	204

	1,487	2,153	3,162	3,391

Expenses
Interest	613	564	1,267	1,110
Operating costs	119	116	240	228
Current income taxes	42	21	69	54

	713	1,452	1,586	1,999

Other items
Fair value changes	(106)	310	200	558
Depreciation and amortization	(287)	(231)	(584)	(452)
Deferred income taxes	59	(103)	(103)	(107)

Net income	$379	$1,428	$1,099	$1,998

Net income attributable to:
Shareholders	$138	$838	$554	$1,116
Non-controlling interests	241	590	545	882

	$379	$1,428	$1,099	$1,998

Net income per share:
Diluted	$0.17	$1.26	$0.78	$1.67
Basic	$0.17	$1.32	$0.80	$1.74

54    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
Net income	$379	$1,428	$1,099	$1,998

Other comprehensive income (loss)
Revaluations of property, plant and equipment	85	21	59	25
Financial contracts and power sale agreements	(190)	56	(15)	62
Available-for-sale securities	(11)	(11)	26	9
Equity accounted investments	12	(11)	5	(13)

Fair value changes	(104)	55	75	83
Foreign currency translation	(825)	466	(336)	635
Taxes on above items	22	(18)	15	183

Other comprehensive income (loss)	(907)	503	(246)	901

Comprehensive income (loss)	$(528)	$1,931	$853	$2,899

Attributable to:
Shareholders
Net income	$138	$838	$554	$1,116
Other comprehensive income (loss)	(492)	314	(83)	633

Comprehensive income (loss)	$(354)	$1,152	$471	$1,749

Non-controlling interests
Net income	$241	$590	$545	$882
Other comprehensive income (loss)	(415)	189	(163)	268

Comprehensive income (loss)	$(174)	$779	$382	$1,150

Q2 2012 INTERIM REPORT  55

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2012	$2,811	$133	$6,192	$460	$6,416	$1,705	$(367)	$17,350	$2,443	$20,009	$39,802
Changes in period
Net income	–	–	138	–	–	–	–	138	–	241	379
Other comprehensive income	–	–	–	–	42	(418)	(116)	(492)	–	(415)	(907)

Comprehensive income	–	–	138	–	42	(418)	(116)	(354)	–	(174)	(528)
Shareholder distributions
Common equity	–	–	(87)	–	–	–	–	(87)	–	–	(87)
Preferred equity	–	–	(33)	–	–	–	–	(33)	–	–	(33)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(202)	(202)
Other items
Equity issuances, net of redemptions	14	–	–	–	–	–	–	14	–	(83)	(69)
Share-based compensation	–	8	–	–	–	–	–	8	–	3	11
Asset monetizations	–	–	29	–	–	–	–	29	–	–	29
Ownership changes	–	–	–	4	–	(98)	–	(94)	–	137	43
Deferred income taxes	–	–	(7)	(1)	–	98	–	90	–	(35)	55

Change in period	14	8	40	3	42	(418)	(116)	(427)	–	(354)	(781)

Balance as at June 30, 2012	$2,825	$141	$6,232	$463	$6,458	$1,287	$(483)	$16,923	$2,443	$19,655	$39,021

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED JUN. 30, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2011	$2,813	$104	$4,693	$204	$4,873	$1,980	$16	$14,683	$1,893	$15,080	$31,656
Changes in period
Net income	–	–	838	–	–	–	–	838	–	590	1,428
Other comprehensive income	–	–	–	–	24	274	16	314	–	189	503

Comprehensive income	–	–	838	–	24	274	16	1,152	–	779	1,931
Shareholder distributions
Common equity	–	–	(81)	–	–	–	–	(81)	–	–	(81)
Preferred equity	–	–	(26)	–	–	–	–	(26)	–	–	(26)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(199)	(199)
Other items
Equity issuances, net of redemptions	8	–	(1)	–	–	–	–	7	–	108	115
Share-based compensation	–	8	–	–	–	–	–	8	–	3	11
Ownership changes	–	–	–	(31)	–	20	–	(11)	–	109	98
Deferred income taxes	–	–	–	45	–	(20)	–	25	–	41	66

Change in period	8	8	730	14	24	274	16	1,074	–	841	1,915

Balance as at June 30, 2011	$2,821	$112	$5,423	$218	$4,897	$2,254	$32	$15,757	$1,893	$15,921	$33,571

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

56    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) SIX MONTHS ENDED JUN. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399
Changes in period
Net income	–	–	554	–	–	–	–	554	–	545	1,099
Other comprehensive income	–	–	–	–	59	(169)	27	(83)	–	(163)	(246)

Comprehensive income	–	–	554	–	59	(169)	27	471	–	382	853
Shareholder distributions
Common equity	–	–	(168)	–	–	–	–	(168)	–	–	(168)
Preferred equity	–	–	(62)	–	–	–	–	(62)	–	–	(62)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(362)	(362)
Other items
Equity issuances, net of redemptions	9	–	(96)	–	–	–	–	(87)	303	281	497
Share-based compensation	–	16	–	–	–	–	–	16	–	5	21
Asset monetizations	–	–	29	–	–	–	–	29	–	–	29
Ownership changes	–	–	–	(74)	–	(80)	–	(161)	–	916	755
Deferred income taxes	–	–	(7)	69	–	80	–	142	–	(83)	59

Change in period	9	16	250	(12)	59	(169)	27	180	303	1,139	1,622

Balance as at June 30, 2012	$2,825	$141	$6,232	$463	$6,458	$1,287	$(483)	$16,923	$2,443	$19,655	$39,021

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

					Accumulated Other Comprehensive Income
(UNAUDITED) SIX MONTHS ENDED JUN. 30, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,899	$(29)	$12,795	$1,658	$14,739	$29,192
Changes in accounting policies[2]	–	–	(8)	–	–	–	–	(8)	–	–	(8)
Changes in period
Net income	–	–	1,116	–	–	–	–	1,116	–	882	1,998
Other comprehensive income	–	–	–	–	217	355	61	633	–	268	901

Comprehensive income	–	–	1,116	–	217	355	61	1,749	–	1,150	2,899
Shareholder distributions
Common equity	–	–	(159)	–	–	–	–	(159)	–	–	(159)
Preferred equity	–	–	(51)	–	–	–	–	(51)	–	–	(51)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(343)	(343)
Other items
Equity issuances, net of redemptions	1,479	–	(102)	–	–	–	–	1,377	235	211	1,823
Share-based compensation	–	15	–	–	–	–	–	15	–	6	21
Ownership changes	–	–	–	(68)	–	55	–	(13)	–	123	110
Deferred income taxes	8	–	–	99	–	(55)	–	52	–	35	87

Change in period	1,487	15	804	31	217	355	61	2,970	235	1,182	4,387

Balance as at June 30, 2011	$2,821	$112	$5,423	$218	$4,897	$2,254	$32	$15,757	$1,893	$15,921	$33,571

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	See financial statement note 2 (b)

Q2 2012 INTERIM REPORT  57

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Operating activities
Net income	$379	$1,428	$1,099	$1,998
Adjusted for the following items
Equity accounted income
Fair value changes	(111)	(844)	(362)	(878)
Other	(147)	(173)	(286)	(350)
Fair value changes	106	(310)	(200)	(558)
Depreciation and amortization	287	231	584	452
Deferred income taxes	(59)	103	103	107

	455	435	938	771
Investment in residential development	(290)	(95)	(696)	(446)
Net change in non-cash working capital balances and other	(251)	192	(171)	319

	(86)	532	71	644

Financing activities
Corporate borrowings, net of repayments	619	253	651	356
Property-specific mortgages, net of repayments/issuances	410	(40)	121	31
Other debt of subsidiaries, net of repayments/issuances	724	237	1,195	419
Corporate preferred securities redemption	(252)	–	(252)	–
Corporate preferred equity issuances	–	–	294	229
Subsidiary preferred equity redemption	–	–	(153)	–
Capital provided by non-controlling interests, net of repayments	(80)	29	384	123
Capital provided by fund partners	7	70	57	77
Common shares issued, net of repurchases	14	8	(78)	477
Common shares of subsidiaries issued, net of repurchases	(10)	9	(7)	11
Shareholder distributions – subsidiaries	(202)	(199)	(362)	(343)
Shareholder distributions – corporate	(120)	(107)	(230)	(210)

	1,110	260	1,620	1,170

Investing activities
Investment in or sale of operating assets, net
Investment properties	(402)	(53)	(318)	167
Property, plant and equipment
Renewable power	(80)	(344)	(333)	(511)
Infrastructure	(188)	(141)	(367)	(235)
Private equity and other	(63)	(218)	(125)	(287)
Investments	(129)	(508)	(217)	(1,282)
Other financial assets	64	275	65	408
Restricted cash and deposits	(23)	120	(21)	163
Acquisitions of subsidiaries	104	6	178	6

	(717)	(863)	(1,138)	(1,571)

Cash and cash equivalents
Change in cash and cash equivalents	307	(71)	553	243
Foreign currency revaluation on cash and cash equivalents	(67)	34	(41)	41
Balance, beginning of period	2,299	2,034	2,027	1,713

Balance, end of period	$2,539	$1,997	$2,539	$1,997

58    BROOKFIELD ASSET MANAGEMENT

Notes to the Consolidated Financial Statements

1.     CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global alternative asset management company, focused on real estate infrastructure, renewable power and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.     SIGNIFICANT ACCOUNTING POLICIES

a)      Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2011.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented in Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2011 included in the Annual Report, and have been consistently applied in the preparation of these interim financial statements, except as noted in 2(b) below.

The interim financial statements are unaudited. Financial information in this report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

These financial statements were authorized for issuance by the Board of Directors of the company on August 9, 2012.

b)       Adoption of Accounting Standard

Income Taxes

The IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, which are effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The impact of these amendments on the consolidated financial statements was a reduction in retained earnings of $8 million as at January 1, 2011.

c)       Future Changes in Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

Q2 2012 INTERIM REPORT  59

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude if it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

ii.     Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 13 on its consolidated financial statements.

iii.     Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to lAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS 1 to have a material impact on its consolidated financial statements.

iv.     Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

60    BROOKFIELD ASSET MANAGEMENT

3.       ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

In April 2012, one of the company’s real estate finance funds exchanged $174 million of debt securities and invested a further $30 million cash into a 100% equity interest in a resort property, as part of financial restructuring, and commenced consolidating the operations.

The company is currently in the process of completing the purchase price equation. The following table summarizes the balance sheet impact of the acquisition at the time of consolidation:

(MILLIONS)

Cash and cash equivalents	$102
Accounts receivable, other assets and intangibles	460
Property, plant and equipment	2,054

2,616
Less:
Accounts payable and other	(150)
Non-recourse borrowings	(2,262)
Non-controlling interests in net assets	(136)

Common equity	$68

4.       CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

(a)	Other Financial Assets

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$978	$1,143
Non-current portion	2,490	2,630

	$3,468	$3,773

(b) Accounts Receivable and Other

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$4,891	$4,515
Non-current portion	2,083	2,208

	$6,974	$6,723

(c) Inventory

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$2,677	$2,373
Non-current portion	3,677	3,687

	$6,354	$6,060

Q2 2012 INTERIM REPORT  61

(d) Accounts Payable and Other

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$6,018	$5,495
Non-current portion	3,819	3,771

	$9,837	$9,266

(e) Property-Specific Mortgages

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$5,354	$3,292
Non-current portion	25,978	25,123

	$31,332	$28,415

(f) Subsidiary Borrowings

AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$764	$499
Non-current portion	4,785	3,942

	$5,549	$4,441

5.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

a)

Property operations include office properties, retail properties, real estate finance, opportunistic investing and office developments located primarily in major North American, Australian, Brazilian and European cities;

b)	Renewable power operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

c)	Infrastructure operations, which are predominantly utilities, transport and energy and timberland operations located in Australia, North America, Europe and South America;

d)	Private equity operations include the company’s special situations investments, residential development and agricultural development.

e)	Asset management services and other, corporate non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as asset management services, corporate and other.

The following table disaggregates revenue, net income (loss), assets and liabilities by reportable segments:

	Three Months Ended				Six Months Ended
	2012		2011		2012		2011
		Net Income		Net Income		Net Income		Net Income
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	Revenues	(Loss)	Revenues	(Loss)	Revenues	(Loss)	Revenues	(Loss)
Property	$830	$592	$640	$1,382	$1,632	$1,440	$1,225	$1,848
Renewable power	302	(81)	335	(15)	670	(47)	614	(174)
Infrastructure	500	(6)	446	78	954	25	846	158
Private equity	1,632	6	1,634	(51)	3,052	(79)	3,053	73
Asset management services, corporate and other	1,029	(132)	908	34	2,029	(240)	1,638	93

	$4,293	$379	$3,963	$1,428	$8,337	$1,099	$7,376	$1,998

62    BROOKFIELD ASSET MANAGEMENT

	2012		2011
AS AT JUN. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Assets	Liabilities	Assets	Liabilities
Property	$44,278	$22,194	$40,490	$19,757
Renewable power	17,256	9,519	16,826	9,213
Infrastructure	15,289	8,656	14,007	7,756
Private equity	13,772	8,818	13,283	8,241
Asset management services, corporate and other	6,599	8,986	6,416	8,656

	$97,194	$58,173	$91,022	$53,623

Revenues, assets and liabilities by geographic segments are as follows:

	Three Months Ended Jun. 30		Six Months Ended Jun. 30		Jun. 30		Dec. 31
	2012	2011	2012	2011	2012		2011
(MILLIONS)	Revenues		Revenues		Assets	Liabilities	Assets	Liabilities
United States	$1,458	$1,228	$2,896	$2,433	$43,459	$28,039	$38,191	$24,442
Canada	787	663	1,505	1,360	20,285	12,574	19,848	11,453
Australia	1,089	846	1,994	1,480	15,100	8,083	15,066	9,308
Brazil	358	688	752	1,121	11,725	6,268	12,202	5,799
Europe	330	348	682	683	4,065	2,100	4,352	2,246
Other	271	190	508	299	2,560	1,109	1,363	375

	$4,293	$3,963	$8,337	$7,376	$97,194	$58,173	$91,022	$53,623

6.	PROPERTY, PLANT AND EQUIPMENT

AS AT JUN. 30, 2012 AND DEC. 31, 2011
(MILLIONS)	2012	2011
Renewable power	$15,208	$14,727
Infrastructure
Utilities	1,655	993
Transport and energy	2,879	2,514
Timberlands	1,189	1,162
Private equity and other	5,229	3,436

	$26,160	$22,832

Q2 2012 INTERIM REPORT  63

7.	COMMON EQUITY

The company’s common equity is comprised of the following:

AS AT JUN. 30, 2012 AND DEC. 31, 2011
(MILLIONS)	2012	2011
Common shares	$2,825	$2,816
Contributed surplus	141	125
Retained earnings	6,232	5,982
Ownership changes	463	475
Accumulated other comprehensive income	7,262	7,345

Common equity	$16,923	$16,743

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Limited Voting shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Limited Voting Common Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Limited Voting Common Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Limited Voting Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares are diluted.

The number of Limited Voting Shares issued and outstanding and unexercised options at June 30, 2012 and December 31, 2011 are as follows:

AS AT JUN. 30, 2012 AND DEC. 31, 2011	2012	2011
Class A Limited Voting Shares	618,495,030	619,203,649
Class B Limited Voting Shares	85,120	85,120

	618,580,150	619,288,769
Unexercised options	38,964,626	37,873,841

Total diluted united voting shares	657,544,776	657,162,610

Shares issued and outstanding changed during the three and six months ended as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30	2012	2011	2012	2011
Outstanding at beginning of period	617,970,873	621,045,961	619,288,769	577,663,693
Shares issued (repurchased)
Dividend reinvestment plan	74,334	20,628	137,711	49,676
Management share option plan	534,943	472,482	1,403,670	1,930,702
Repurchases	–	–	(2,250,000)	(3,200,000)
Issuances	–	–	–	45,095,000

Outstanding at end of period	618,580,150	621,539,071	618,580,150	621,539,071

In March 2012, the company acquired 3.4 million Class A Limited Voting Shares for $106 million, of which 2.25 million shares back grants of escrowed shares to employees.

64    BROOKFIELD ASSET MANAGEMENT

Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Net income available to shareholders	$138	$838	$554	$1,116
Preferred share dividends	(33)	(26)	(62)	(51)

Net income available to shareholders – basic	105	812	492	1,065
Capital securities dividends[1]	2	9	15	18

Net income available for shareholders – diluted	$107	$821	$507	$1,083

	2012	2011	2012	2011
Weighted average shares	618.2	613.2	618.8	613.2
Dilutive effect of the conversion of options using treasury stock method	10.7	12.4	10.7	12.4
Dilutive effect of the conversion of capital securities[1,2]	3.9	23.0	21.5	23.0

Shares and share equivalents	632.8	648.6	651.0	648.6

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$ 2.00, at the option of either the company or the holder. The Series 10 shares were redeemed on April 5, 2012

2.	The number of shares is based on 95% of the quoted market price at period-end

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the six months ended June 30, 2012, the company granted 3.6 million stock options at a weighted average exercise price of $31.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 32.6% volatility, a weighted average expected dividend yield of 4.0% annually, a risk free rate of 1.4% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. During the six months ended June 30, 2012, 2.25 million Brookfield Class A Limited Voting Shares were purchased by a private company pursuant to the Escrowed Stock Plan. The proceeds are used to purchase Brookfield Class A Limited Voting Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

Q2 2012 INTERIM REPORT  65

8.       FAIR VALUE CHANGES

Fair value changes consist of mark-to-market gains (losses) and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 (MILLIONS)	2012	2011	2012	2011
Investment property	$116	$303	$501	$607
Timber	(1)	(7)	(8)	(14)
Power contracts	(76)	15	(20)	19
Redeemable units	(2)	(44)	(8)	(160)
Interest rate contracts	(59)	(11)	(69)	(4)
Private equity	(40)	17	(101)	99
Other	(44)	37	(95)	11

	$(106)	$310	$200	$558

66    BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext —Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2011 Annual Report is available in French on our website and on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Limited Voting Shares who are resident in Canada or the United States may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Limited Voting Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Limited Voting Shares[1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares[1]
Series 2, 4, 11, 12, 13, 17, 18
21, 22, 24, 26, 28, 30 and 32	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors

Q2 2012 INTERIM REPORT  67

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
200 Vesey Street, 11th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Suite 1201, Trident Nariman Point Mumbai
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	400021, India
181 Bay Street, Box 762	United Kingdom	22290 - 160	T 91(22) 6630.6003
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250	F 91(22) 6630.6011
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
F 416.365.9642		F 55 (21) 3527.7799

www.brookfield.com            NYSE: BAM      TSX: BAM.A    EURONEXT: BAMA